THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. WE ARE NOT USING THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS TO OFFER TO SELL THESE SECURITIES OR TO SOLICIT OFFERS TO BUY THESE SECURITIES IN ANY PLACE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                FILED PURSUANT TO RULE 424(B)(3)
SUBJECT TO COMPLETION, DATED JUNE 4, 1999             REGISTRATION NO. 333-67543

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 30, 1999)

                              $1,000,000,000

                      MARSH & MCLENNAN COMPANIES, INC.

                     $         % SENIOR NOTES DUE 2004
                     $         % SENIOR NOTES DUE 2009
                               ------------------

    The notes due 2004 will bear interest at   % per year and will mature on
           , 2004 and the notes due 2009 will bear interest at    % per year and
will mature on            , 2009. We will pay interest on the notes
(collectively, the "Offered Securities") on            and            of each
year, beginning            , 1999. The notes will be redeemable prior to
maturity, in whole or in part, as described in this prospectus supplement.

                                                                      PUBLIC                         PROCEEDS
                                                                     OFFERING      UNDERWRITING       BEFORE
                                                                     PRICE(1)        DISCOUNT        EXPENSES
                                                                  --------------  --------------  --------------
Per Note due 2004...............................................%%                                             %
    Total.......................................................  $               $                $
Per Note due 2009...............................................%%                                             %
    Total.......................................................  $               $                $

------------------------

(1) Plus accrued interest from       , 1999, if settlement occurs after that
    date.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes will be ready for delivery in book-entry form only through The
Depositary Trust Company on or about            , 1999.
                            ------------------------

                           JOINT BOOKRUNNING MANAGERS

CHASE SECURITIES INC.                                 MORGAN STANLEY DEAN WITTER
                               ------------------

DONALDSON, LUFKIN & JENRETTE                                 MERRILL LYNCH & CO.

J.P. MORGAN & CO.                                           SALOMON SMITH BARNEY
                               ------------------

BANC OF AMERICA SECURITIES LLC

      BARCLAYS CAPITAL

                BNP CAPITAL MARKETS, LLC

                       COMMERZBANK CAPITAL MARKETS

                                CREDIT LYONNAIS SECURITIES

                                        DEUTSCHE BANK SECURITIES

                                               RBC DOMINION SECURITIES
                                               CORPORATION

                            ------------------------

          The date of this prospectus supplement is            , 1999

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                              PAGE
-----------------------------------------------  ---------

The Company....................................        S-3
Recent Development.............................        S-5
Use of Proceeds................................        S-5
Capitalization.................................        S-6
Selected Financial Data........................        S-7
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................        S-9
Business of MMC................................       S-24
Description of the Offered Securities..........       S-30
Underwriting...................................       S-33
Legal Matters..................................       S-34


PROSPECTUS                                         PAGE
-----------------------------------------------  ---------

About this Prospectus..........................          2
Marsh & McLennan Companies, Inc................          2
Use of Proceeds................................          2
Ratio of Earnings to Fixed Charges.............          2
Description of Securities......................          3
Description of Capital Stock...................          3
Description of Debt Securities.................          7
Where You Can Find More Information............         11
Plan of Distribution...........................         12
Legal Matters..................................         13
Experts........................................         13

    No person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell or to buy only the Offered Securities, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement or the accompanying prospectus as well as information previously filed with the Securities and Exchange Commission and incorporated by reference is current only as of the date of such information. Our business, financial condition, results of operations and prospectus may have changed since that date.

    References in this prospectus supplement and the accompanying prospectus to "we," "us," "our," and "MMC" are to Marsh & McLennan Companies, Inc.

                                  THE COMPANY

    Marsh & McLennan Companies, Inc., a professional services organization with origins dating from 1871 in the United States, is a holding company which, through its subsidiaries and affiliates, provides clients with analysis, advice and transactional capabilities in the fields of risk and insurance services, investment management and consulting.

RISK AND INSURANCE SERVICES

    Through Marsh Inc., MMC provides risk and insurance services to insureds, insurance underwriters and other brokers. Marsh Inc. is a world leader in providing risk management and insurance broking services. Guy Carpenter & Co. provides reinsurance broking services to insurance and reinsurance risk takers worldwide and Seabury & Smith provides insurance program management services to individuals, businesses and their employees, and associations and other affinity groups and their members. In addition, Marsh & McLennan Capital, Inc. provides services principally in connection with originating, structuring and managing insurance and related industry investments. MMC is integrating the recently acquired insurance operations of Sedgwick Group plc into the various businesses noted above.

    Marsh Inc. provides risk management and insurance broking services to clients primarily in connection with risk management and the insurance placement process. These services involve analyzing various types of property and liability loss exposures including large and complex risks that require access to global insurance markets. Services include insurance broking and risk transfer activities and professional consulting services on risk management issues, including risk analysis, coverage requirements, self insurance and alternative insurance and risk financing methods, as well as claims collection, injury management and loss prevention. Insurance placement services include the placement of insurance coverages with insurers worldwide, sometimes involving other intermediaries.

    Reinsurance broking services primarily involve acting as an intermediary for insurance and reinsurance organizations on all classes of reinsurance. The intermediary assists the insurer by providing advice, placing reinsurance coverage with reinsurance organizations located around the world, placing risk transfer financing with capital markets, and furnishing related services such as actuarial, financial and regulatory consulting, portfolio analysis and catastrophe modeling. Generally, the purpose of reinsurance is to spread the risk of primary insurance or the reinsurance thereof to lessen the concentration of risk with any one insurance or reinsurance company.

    The insurance program management operation primarily designs, places and administers life, health, accident, disability, automobile, homeowners and professional liability and other insurance programs usually on a group marketing basis to individuals, businesses and their employees, and associations and other affinity groups and their members in the United States and Canada. In addition, it provides underwriting management services to insurers in the United States, Canada and the United Kingdom, principally for professional liability coverages.

INVESTMENT MANAGEMENT

    MMC provides investment management services through Putnam Investments, Inc. The services, which are performed principally in the United States, include securities investment advisory and management services consisting of investment research and management, and accounting and related services for a group of publicly held investment companies which are referred to in this prospectus supplement as the Putnam Funds. A number of the open-end funds serve as funding vehicles for variable insurance contracts. Putnam also provides investment management services to corporate profit-sharing and pension funds, state and other government and public employee retirement funds, university endowment funds, charitable foundations, collective investment vehicles, both U.S. and non-U.S., and other domestic and foreign institutional accounts. Putnam serves as transfer agent, dividend disbursing agent, registrar and custodian for the Putnam Funds and provides custody services to several external clients. In addition, Putnam provides administrative and trustee or custodial services for employee benefit plans, in particular 401(k) plans, IRA's and other clients for which it receives compensation under service and trust or custodian contracts. Putnam also acts as principal underwriter of the shares of the open-end Putnam Funds, selling primarily through independent broker/dealers, financial planners and financial institutions, including banks, and directly to large 401(k) plans and other institutional accounts. Shares of open-end funds are generally sold at their respective net asset value per share plus a sales charge, which varies depending on the individual fund and the amount purchased. Essentially all Putnam Funds are available with a contingent deferred sales charge in lieu of a front-end load. The related prepaid dealer commissions initially paid by Putnam to broker/dealers for distributing these funds are recovered through charges and fees received over a number of years.

CONSULTING

    Through Mercer Consulting Group, Inc., MMC provides consulting services to a predominantly corporate clientele from locations around the world, in the areas of human resources and employee benefit programs, including retirement, health care, and compensation; and general management consulting, which comprises strategy, operations and marketing. Economic consulting and analysis services are also provided. Mercer Consulting Group is integrating the recently acquired consulting operations of Sedgwick Noble Lowndes.

    William M. Mercer Companies LLC provides professional advice and services to corporate, government and institutional clients worldwide. Consultants help organizations design, implement, administer and communicate retirement, compensation and other human resource programs, and provide other types of actuarial advice. In addition, William M. Mercer advises the management of health care providers on various business issues.

    Mercer Management Consulting, Inc. provides advice and assistance on issues of business strategy, primarily to large corporations in North America, Europe and Asia. Consultants help senior executives more fully understand the behavior of their customers, optimize the economics of their business, and structure their organizations, processes and systems to achieve their strategic goals.

    National Economic Research Associates, Inc., a firm of consulting economists, serves law firms, corporations, trade associations and governmental agencies. NERA provides research and analysis of economic and financial issues arising in litigation, regulation, public policy and management.

                               RECENT DEVELOPMENT

    In May of 1999, Marsh USA Inc., a direct subsidiary of Marsh Inc., became the obligor under a $1.4 billion financing provided originally to MMC. This transaction, which does not impact consolidated debt, is associated with the integration of the former Sedgwick's operations with Marsh Inc. MMC became the guarantor of Marsh USA Inc.'s obligations concurrent with Marsh USA Inc. becoming the obligor.

                                USE OF PROCEEDS

    We will receive net proceeds from the offering of Offered Securities of
about $       million. This reflects a deduction for the estimated underwriting discounts and commissions and estimated offering expenses. We intend to use these proceeds for repayment of commercial paper obligations incurred in connection with the Sedgwick acquisition. The commercial paper has a maturity of less than nine months and an average interest rate of 4.95%.

                                 CAPITALIZATION

    Set forth below is the historical capitalization of MMC at March 31, 1999 and as adjusted to give effect to (1) the offering of the Offered Securities and the application of the net proceeds from this offering and (2) the April 8, 1999 offering of 4,100,000 shares of MMC common stock and the application of the proceeds of that offering to repay commercial paper obligations. On May 20, 1999, the stockholders of MMC approved the increase of authorized shares of common stock to 800,000,000. You should read the information set forth below in conjunction with "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which appear elsewhere in this prospectus supplement and our consolidated financial statements, including the notes thereto, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information" on page 11 of the accompanying prospectus.

                                                                                        MARCH 31,1999   AS ADJUSTED
                                                                                       ---------------  -----------
                                                                                         (IN MILLIONS OF DOLLARS)
Short-term debt......................................................................     $   2,360      $   1,064
                                                                                             ------     -----------
Long-term debt.......................................................................         1,564          2,564
                                                                                             ------     -----------
Stockholders' equity:
      Preferred stock, $1 par value, authorized 6,000,000 shares, none issued........            --             --
      Common stock, $1 par value, authorized 400,000,000 shares, issued 259,536,307
        shares (263,636,307 as adjusted).............................................           260            264
      Additional paid-in capital.....................................................           910          1,208
      Retained earnings..............................................................         2,586          2,586
      Accumulated other comprehensive income.........................................            57             57
                                                                                             ------     -----------
                                                                                              3,813          4,115
      Less--treasury shares, at cost 743,675 shares..................................           (54)           (54)
                                                                                             ------     -----------
Total stockholders' equity...........................................................         3,759          4,061
                                                                                             ------     -----------
Total capitalization.................................................................     $   7,683      $   7,689
                                                                                             ------     -----------
                                                                                             ------     -----------

                            SELECTED FINANCIAL DATA

    In the table below, we are providing selected historical financial information of MMC. We derived this information from the consolidated financial statements of MMC for each of the periods presented. The information is only a summary and should be read together with the financial information incorporated by reference in this prospectus supplement. See "Where You Can Find More Information" on page 11 of the accompanying prospectus.

                                             THREE MONTHS
                                           ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                                         --------------------  -----------------------------------------------------
                                           1999       1998       1998      1997(B)    1996(D)     1995       1994
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                     (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE FIGURES)
INCOME STATEMENT DATA
Revenue:
Risk and Insurance Services............  $   1,256  $     870  $   3,351  $   2,789  $   1,907  $   1,964  $   1,887
Investment Management..................        629        558      2,296      1,882      1,338        917        747
Consulting.............................        466        348      1,543      1,338      1,159      1,056        933
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total Revenue......................      2,351      1,776      7,190      6,009      4,404      3,937      3,567
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Expenses:
Compensation and benefits..............      1,169        851      3,561      3,044      2,204      1,949      1,740
Other operating expenses...............        663        521      2,209      2,167      1,485      1,293      1,157
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total Expenses.....................      1,832      1,372      5,770      5,211      3,689      3,242      2,897
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating Income.......................        519        404      1,420        798(c)       715(e)       695       670
Interest Income........................          7          5         25         24         14         18         12
Interest Expense.......................        (60)       (28)      (140)      (107)       (61)       (63)       (51)
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income Before Income Taxes and
  Cumulative Effect of Accounting
  Changes..............................        466        381      1,305        715        668        650        631
Income Taxes...........................        187        150        509        281        209(f)       247       249
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income Before Cumulative Effect of
  Accounting Changes...................  $     279  $     231  $     796  $     434  $     459  $     403  $     382
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Income.............................  $     279  $     231  $     796  $     434  $     459  $     403  $     372(g)
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic Net Income Per Share Information:
Income Before Cumulative Effect of
  Accounting Changes...................  $    1.08  $    0.90  $    3.11  $    1.77  $    2.11  $    1.84  $    1.73
Net Income Per Share...................  $    1.08  $    0.90  $    3.11  $    1.77  $    2.11  $    1.84  $    1.68(g)
Average Number of Shares Outstanding...        258        257        256        245        217        219        221
Diluted Net Income Per Share
  Information:
Income Before Cumulative Effect of
  Accounting Changes...................  $    1.03  $    0.87  $    2.98  $    1.73  $    2.08  $    1.82  $    1.71
Net Income Per Share...................  $    1.03  $    0.87  $    2.98  $    1.73  $    2.08  $    1.82  $    1.67(g)
Average Number of Shares Outstanding...        266        264        264        251        221        221        223

                                             THREE MONTHS
                                           ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                                         --------------------  -----------------------------------------------------
                                           1999       1998       1998      1997(B)    1996(D)     1995       1994
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE FIGURES)
BALANCE SHEET DATA
Period-end Financial Position:
Working capital........................  $  (1,483 (a) $     243 $  (1,757 (a) $     224 $     192 $     110 $      54
Total assets...........................  $  11,869  $   8,344  $  11,871  $   7,912  $   4,545  $   4,330  $   3,831
Long-term debt.........................  $   1,564  $   1,163  $   1,590  $   1,240  $     458  $     411  $     409
Stockholders' equity...................  $   3,759  $   3,507  $   3,659  $   3,233  $   1,889  $   1,666  $   1,461
Total shares outstanding
  (excluding treasury shares)..........        259        257        257        255        217        218        220
OTHER DATA
Ratio of Earnings to Fixed Charges.....        6.4        8.1        6.4        4.7(h)       6.0       5.8       6.3
Earnings Before Interest, Taxes,
  Depreciation and Amortization........  $     616  $     465  $   1,696  $   1,021(i) $     869 $     848 $     803
Capital Expenditures...................  $      81  $      60  $     297  $     202  $     157  $     137  $     149
Depreciation of Fixed Assets...........  $      55  $      38  $     169  $     149  $     119  $     111  $     100
Current Assets.........................  $   3,357  $   2,779  $   3,245  $   2,567  $   1,749  $   1,679  $   1,446
Dividends Paid Per Share...............  $    0.40  $    0.33  $    1.46  $    1.26  $    1.11  $    0.99  $    0.93

------------------------

(a) Includes $2.2 billion of commercial paper borrowings made to initially finance the acquisition of Sedgwick.

(b) Includes the operating results of Johnson & Higgins, an insurance broking and consulting services firm, acquired in March 1997 and CECAR, a French insurance services firm.

(c) Includes a special charge of $244 million related to the business combination with Johnson & Higgins, the consolidation of various London operations and the disposal of EDP assets.

(d) The Frizzell Group Limited was sold in June 1996.

(e) Includes net special charges of $93 million partially offset by a $33 million gain on the sale of Frizzell.

(f) Includes a tax adjustment that reduced income taxes by $40 million.

(g) Reflects the adoption, effective January 1, 1994, of SFAS No. 112, "Employers' Accounting for Postretirement Benefits."

(h) Excluding 1997 special charge of $244 million, the ratio of earnings to fixed charges would have been 5.9.

(i) Excluding 1997 special charge of $244 million, EBITDA would have been $1,265.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page S-9 for a discussion of significant items affecting the results of operations for the three months ended March 31, 1999 and 1998 and for the years ended December 31, 1998 and 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    MMC is organized in three principal business segments based on the services that each provides. Segment performance is evaluated based on operating income, which is after deductions for directly related expenses but before special charges. The accounting policies of the segments are identical to those used for the consolidated financial statements, described in Note 1 to MMC's consolidated financial statements which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

    This management's discussion and analysis of financial condition and results of operations contains certain statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Business of
MMC--Information Concerning Forward Looking Statements."

QUARTER ENDED MARCH 31, 1999

    The consolidated results of operations for the quarter ended March 31, 1999 follow:

                                                                                          QUARTER ENDED MARCH 31,
                                                                                          ------------------------
(UNAUDITED)                                                                                  1999         1998
----------------------------------------------------------------------------------------  -----------  -----------

                                                                                          (IN MILLIONS OF DOLLARS)
Revenue:
Risk and Insurance Services.............................................................   $   1,256    $     870
Investment Management...................................................................         629          558
Consulting..............................................................................         466          348
                                                                                          -----------       -----
                                                                                               2,351        1,776
                                                                                          -----------       -----
Expense:
Compensation and Benefits...............................................................       1,169          851
Other Operating Expenses................................................................         663          521
                                                                                          -----------       -----
                                                                                               1,832        1,372
                                                                                          -----------       -----
Operating Income........................................................................   $     519    $     404
                                                                                          -----------       -----
                                                                                          -----------       -----
Operating Income Margin.................................................................        22.1%        22.7%

    Revenue, derived mainly from commissions and fees, rose 32% from the first quarter of 1998. This increase is primarily due to the acquisition in November 1998 of Sedgwick Group plc. Sedgwick's results were not reflected in the consolidated results of operations for the first quarter of 1998.

    Excluding the impact of acquisitions, revenue, on a consolidated basis, grew approximately 9% over 1998 with a 13% revenue increase in the investment management segment, a 6% increase in risk and insurance services and 13% growth in revenue in the consulting segment. The increases in the respective segments were driven predominantly by high levels of business activity in those businesses.

    Operating expenses rose 34% in the first quarter of 1999 primarily reflecting the acquisition of Sedgwick. Excluding acquisitions, expenses grew 8% in the first quarter due, in large part, to a higher level of expense associated with the strong operating performance of each of MMC's segments. Compensation costs rose in the consulting segment reflecting higher staff levels while incentive compensation increased in the investment management segment commensurate with operating results.

    MMC is in the early stages of carrying out its integration plans for Sedgwick operations which will result in special charges in 1999. The amount of such special charges cannot, as yet, be determined with precision. MMC expects to achieve gross consolidation savings of approximately $200 million upon the full integration of Sedgwick, a portion of such savings to be achieved in 1999 with the majority expected to be realized in the year 2000.

    RISK AND INSURANCE SERVICES

                                                                                         QUARTER ENDED MARCH 31,
                                                                                      ------------------------------
(UNAUDITED)                                                                               1999            1998
------------------------------------------------------------------------------------  -------------  ---------------
                                                                                         (IN MILLIONS OF DOLLARS)
Revenue.............................................................................    $   1,256       $     870
Expense.............................................................................          962             637
                                                                                           ------           -----
Operating Income....................................................................    $     294       $     233
                                                                                           ------           -----
                                                                                           ------           -----
Operating Income Margin.............................................................         23.4%           26.8%

    REVENUE. Revenue for the risk and insurance services segment grew 44% over the first quarter of 1998 primarily due to the Sedgwick acquisition. Excluding acquisitions, revenue for risk and insurance services operations rose approximately 6% primarily reflecting the effect of net new business development. Overall, market conditions remained competitive in the first quarter as substantial excess insurance capacity continued to exist. However, the rate of decline in commercial insurance premium rates has lessened as compared with the prior year and the marketplace may be entering into a process that could lead to rate stabilization.

    EXPENSE. Risk and insurance services expenses increased 51%, largely attributable to the acquisition of Sedgwick. Excluding acquisitions, expenses increased approximately 5% from the first quarter of 1998 reflecting costs associated with a higher volume of business and increased technology spending offset, in part, by the realization of net integration savings related to the Johnson & Higgins transaction, which closed in March 1997.

    INVESTMENT MANAGEMENT

                                                                                          QUARTER ENDED MARCH 31,
                                                                                      --------------------------------
(UNAUDITED)                                                                                1999             1998
------------------------------------------------------------------------------------  ---------------  ---------------
                                                                                          (IN MILLIONS OF DOLLARS)
Revenue.............................................................................     $     629        $     558
Expense.............................................................................           429              406
                                                                                            ------            -----
Operating Income....................................................................     $     200        $     152
                                                                                            ------            -----
                                                                                            ------            -----
Operating Income Margin.............................................................          31.8%            27.2%

    REVENUE. Putnam's revenue increased 13% compared with the first quarter of 1998 reflecting strong growth in the level of average assets under management on which management fees are earned. Assets under management aggregated $306 billion at March 31, 1999 compared with $294 billion at December 31, 1998, reflecting $5 billion of net new fund sales and additional institutional investments, as well as a $7 billion growth in market value related to an increase in equity market levels during the quarter.

    EXPENSE. Expenses grew 6% in the first quarter of 1999 over the same period of 1998 due to increased incentive compensation commensurate with operating performance and increased amortization of deferred commissions from both increased sales and redemptions. Expense increases were partially offset by a decline in outside services costs.

    Quarter-end and average assets under management for the first quarter are presented below:

                                                                                          QUARTER ENDED MARCH 31,
                                                                                          ------------------------
(UNAUDITED)                                                                                  1999         1998
----------------------------------------------------------------------------------------  -----------  -----------
                                                                                          (IN BILLIONS OF DOLLARS)
Mutual Funds:
Domestic Equity.........................................................................   $     160    $     138
Taxable Bond............................................................................          39           38
Tax-Free Income.........................................................................          16           16
International Equity....................................................................          15           13
                                                                                               -----        -----
                                                                                                 230          205
                                                                                               -----        -----
Institutional Accounts:
Fixed Income............................................................................          24           23
Domestic Equity.........................................................................          35           26
International Equity....................................................................          17           13
                                                                                               -----        -----
                                                                                                  76           62
                                                                                               -----        -----
Quarter-end Assets......................................................................   $     306    $     267
                                                                                               -----        -----
                                                                                               -----        -----
Average Assets..........................................................................   $     300    $     249
                                                                                               -----        -----
                                                                                               -----        -----

    Assets under management and revenue levels are particularly affected by fluctuations in domestic and international bond and stock market prices and by the level of investments and withdrawals for current and new fund shareholders and clients. They are also affected by investment performance, service to clients, the development and marketing of new investment products, the relative attractiveness of the investment style under prevailing market conditions and changes in the investment patterns of clients. Revenue levels are sensitive to all of the factors above, but in particular, to significant changes in bond and stock market valuations.

    Putnam provides individual and institutional investors with a broad range of equity and fixed income investment products and services designed to meet varying investment objectives and which affords its clients the opportunity to allocate their investment resources among various alternative investment products as changing worldwide economic and market conditions warrant.

    At the end of the first quarter, assets held in equity securities represented 74% of assets under management, compared with 71% in 1998, while investments in fixed income products represented 26%, compared with 29% last year.

    CONSULTING

                                                                                          QUARTER ENDED MARCH 31,
                                                                                      --------------------------------
(UNAUDITED)                                                                                1999             1998
------------------------------------------------------------------------------------  ---------------  ---------------
                                                                                          (IN MILLIONS OF DOLLARS)
Revenue.............................................................................     $     466        $     348
Expense.............................................................................           418              315
                                                                                             -----            -----
Operating Income....................................................................     $      48        $      33
                                                                                             -----            -----
                                                                                             -----            -----
Operating Income Margin.............................................................          10.3%             9.6%

    REVENUE. Consulting services revenue increased 34% in the first quarter of 1999 compared with the first quarter of 1998 reflecting an increase in the level of services provided as well as the Sedgwick acquisition. Excluding acquisitions, consulting's revenue increased approximately 13% in 1999. Retirement consulting revenue, which represented 40% of the consulting segment, grew 11% in the first quarter primarily due to a combination of consistent need for advice and increased fee rates, principally in the United States and United Kingdom. Revenue also rose 15% in global compensation consulting, 14% in general management consulting and 4% in health care consulting due to a higher volume of business in these practice lines during the first quarter of 1999. In addition, revenue grew 25% in the economic consulting practice.

    EXPENSE. Consulting services expenses increased 33% for the first quarter of 1999. Excluding acquisitions, expenses increased approximately 11% reflecting the effect of staff growth to support new business and higher incentive compensation commensurate with strong operating performance.

    INTEREST

    Interest income earned on corporate funds increased to $7 million in the first quarter of 1999 from $5 million in 1998. Interest expense increased to $60 million in the first quarter of 1999 from $28 million in 1998 primarily due to interest expense associated with the incremental debt incurred in November 1998 to finance the Sedgwick acquisition.

    INCOME TAXES

    MMC's consolidated tax rate was 40.0% of income before income taxes in the first quarter of 1999 compared with 39.5% in the first quarter of 1998. The increase in the 1999 tax rate is largely attributable to the nondeductibility of certain goodwill associated with the Sedgwick acquisition. The overall tax rates are higher than the U.S. federal statutory rate primarily because of provisions for state and local income taxes.

LIQUIDITY AND CAPITAL RESOURCES
QUARTER ENDED MARCH 31, 1999

    MMC's cash and cash equivalents aggregated $590 million on March 31, 1999, a decrease of $20 million from the end of 1998.

    Cash flow from operations includes the net cash requirements of Putnam's prepaid dealer commissions, which amounted to $4 million for the three months compared with $29 million during the same period of 1998.

    MMC's capital expenditures, which amounted to $81 million in the first three months of 1999 and $60 million in the first quarter of last year, primarily relate to computer equipment purchases and the refurbishing and modernizing of office facilities.

    During the fourth quarter of 1998, MMC acquired Sedgwick for total cash consideration of L1.25 billion or approximately $2.2 billion. MMC initially financed the transaction with short-term commercial paper supported by a committed bank facility comprising 19 banks and led by an affiliate of J.P. Morgan Securities Inc.

    In April 1999, as part of its plan for the permanent financing of the Sedgwick acquisition, MMC completed the sale of 4.1 million common shares realizing approximately $300 million of net proceeds. The long-term debt portion of the permanent financing plan is currently being finalized with the issuance of the Offered Securities.

    As further explained in Note 8 to MMC's consolidated financial statements, certain present and former English subsidiaries are under review by the Personal Investment Authority concerning the disclosure and advice given to clients regarding certain private pension transactions. The contingent exposure for pension redress and related cost is estimated to be approximately $340 million of which $170 million is expected to be recovered from insurers. Approximately two-thirds of the contingent exposure is associated with the recently completed Sedgwick acquisition while the balance is associated with other current and former subsidiaries of MMC. All amounts in excess of anticipated insurance recoveries have been reserved for in the balance sheet included in MMC's consolidated financial statements. Although the timing and amount of payments relating to the pension review process cannot be predicted with certainty, it may be that MMC will temporarily fund such payments by utilizing its existing borrowing resources.

YEAR 2000 ISSUE

    MMC is in the final stages of updating its systems in preparation for the Year 2000. For this purpose, the term "systems" includes computer equipment and software that are commonly thought of as information technology ("IT") systems including accounting, data processing, telephone and other miscellaneous systems, as well as non-information technology ("non-IT") systems, such as embedded technology in MMC's facilities and equipment.

    In connection with this project, which began in 1995, MMC and each of its operating segments have undertaken a five-step process consisting of (1) taking an inventory of all technical areas, including hardware, software (application and system), data, third-party services and infrastructure that could potentially be affected by the Year 2000 issue, (2) assessing the scope and severity of the issue, (3) performing necessary remediation, (4) testing/implementation and (5) preparing contingency plans for possible internal and/or external failures. Management level steering committees have been established in each operating segment, and at the MMC level. The Audit Committee of MMC's Board of Directors is regularly updated on the status of MMC's Year 2000 efforts.

    Each operating segment has already enhanced or replaced a number of systems to ensure their Year 2000 readiness. At this time, all of MMC's operating segments are predominantly in the testing/ implementation phase of the process for mission critical IT and non-IT systems.

    A detailed review and evaluation of Sedgwick's Year 2000 plans has also been conducted. In January 1999, the individual components of the Sedgwick plans were incorporated into the Year 2000 project plans of the existing operating segments with which they will be aligned. As a result of the integration analysis, it is anticipated that Sedgwick's pre-existing plans will be carried out to completion or, where appropriate, Sedgwick's non-compliant systems will be replaced by MMC's compliant systems. The incremental costs of the Sedgwick plans are included in the amounts shown below.

    The total cost of the Year 2000 project is estimated to be $65 million. Of the total cost, $22 million is anticipated to be incurred in 1999, $26 million was expensed during 1998 and $17 million prior to 1998. Approximately $5 million was expensed during the first quarter of 1999. Such costs do not include expenses incurred in replacing systems and applications in the ordinary course which have the effect of making such systems and applications Year 2000 compliant, but which were not incurred for that specific purpose. Costs of modifying computer software for Year 2000 conversion are being charged to expense as they are incurred and are funded from operating cash flows. No significant projects have been deferred or canceled as a result of Year 2000 efforts. In 1998, Year 2000 expenses represented approximately 5% of MMC's overall information technology budget. Future costs associated with addressing this issue are not expected to have a material adverse impact on MMC's financial position or results of operations.

    MMC expects that its mission critical IT and non-IT systems, including those associated with supporting the Sedgwick operations, will be Year 2000 compliant by mid-1999, although some rollouts may go into the third quarter. Non-mission critical IT and non-IT systems that could impact MMC's ability to serve clients and conduct business beyond January 1, 2000 have been assessed and are expected to be Year 2000 ready before the end of 1999. MMC recognizes that there may be some non-mission critical IT and non- IT systems utilized for internal purposes that may not be compliant by the end of 1999. It is expected that these systems will be replaced or phased out of use.

    In addition, MMC is continuing its inquiries as to the state of readiness of its significant third party relationships including clients and vendors. This process has included a review of third parties' Year 2000 readiness and the incorporation of certain third party dependencies into MMC's test plans. Where MMC has been unable to verify the status of a third party or has received information such that the timing or readiness status of that third party's Year 2000 project does not align with MMC's, if significant, that supplier has been or will be replaced. For example, Marsh is notifying clients when responses to its inquiries as to the status of their readiness have not been received from insurance companies.

    The individual operating segments of MMC are currently in the process of analyzing the operational problems and costs (including loss of revenues) that would be reasonably likely to result from MMC's failure or the failure of certain third parties to complete efforts necessary to achieve Year 2000 readiness on a timely basis. For internal systems, although MMC's expectation is that no significant disruption will occur, MMC's 1999 test plans and contingency processes have been or will be designed to address such a risk. For third party risks, every effort is being made to assess and test those risks. For example, Putnam is involved in industry-wide Year 2000 testing. In July 1998, Putnam participated in the "Street-wide Test" carried out under the auspices of the Securities Industry Association. Putnam also participated in industry-wide testing in April 1999, which included the simulation of a trading cycle from order entry to settlement in a Year 2000 environment.

    MMC is in the process of identifying the most reasonably likely worst case scenarios presented by the Year 2000 problem and completing a contingency plan for dealing with such scenarios. This process has been based, in part, upon MMC's existing disaster recovery process. These analyses and contingency plans will be completed during 1999. While MMC expects its Year 2000 efforts to reduce the scope and likelihood of potential Year 2000 failures, due to the overall uncertainty of the effect of a potential failure in Year 2000 readiness, particularly with respect to MMC's business partners or the communities in which MMC operates, MMC is unable specifically to determine whether any particular failure or groups of failures will have a material adverse impact on MMC.

YEAR ENDED DECEMBER 31, 1998

    The consolidated results of operations for the three years ended December 31, 1998 follow:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1998       1997       1996
                                                                                       ---------  ---------  ---------

                                                                                          (IN MILLIONS OF DOLLARS)
Revenue:
Risk and Insurance Services..........................................................  $   3,351  $   2,789  $   1,907
Investment Management................................................................      2,296      1,882      1,338
Consulting...........................................................................      1,543      1,338      1,159
                                                                                       ---------  ---------  ---------
                                                                                           7,190      6,009      4,404
                                                                                       ---------  ---------  ---------
Expense:
Compensation and Benefits............................................................      3,565      3,044      2,204
Other Operating Expenses.............................................................      2,209      1,923      1,425
Special Charges/(Credits), net.......................................................         (4)       244         60
                                                                                       ---------  ---------  ---------
                                                                                           5,770      5,211      3,689
                                                                                       ---------  ---------  ---------
Operating Income.....................................................................  $   1,420  $     798  $     715
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Net Income...........................................................................  $     796  $     434  $     459
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    During the third quarter of 1998, MMC announced its offer to acquire Sedgwick, a London-based holding company of one of the world's leading insurance and reinsurance broking and consulting groups, for total cash consideration of approximately $2.2 billion. On November 3, 1998, MMC announced that all conditions of the merger had been satisfied. On November 16, 1998, MMC remitted approximately $1.9 billion to the United Kingdom receiving agent for immediate distribution to Sedgwick security holders who had tendered outstanding ordinary shares and convertible bonds representing 87.6% and 97.5% of such securities, respectively. The compulsory acquisition of all previously untendered Sedgwick shares was completed in February 1999. MMC has reflected the acquisition of Sedgwick in its results of operations beginning in November 1998.

    In 1997, the results of operations reflected MMC's business combination with Johnson & Higgins, completed on March 27, 1997, beginning with the second quarter of 1997.

    In 1998, revenue, derived mainly from commissions and fees, rose 20% from 1997 due, in part, to the impact of the J&H transaction, which was not reflected in the results of operations in the first quarter of 1997, as well as the acquisition of Sedgwick in November 1998. Excluding acquisitions and dispositions, revenue grew approximately 11% over 1997. This growth was driven by a 22% increase in revenue in the investment management segment as average assets under management in 1998 were substantially higher than 1997. Risk and insurance services revenue grew 5% for the year reflecting net new business development partially offset by premium rate declines. Also, the consulting segment experienced 12% growth in revenue due to an increased level of services provided in all lines of business.

    In 1997, revenue rose 36% from 1996 primarily reflecting the impact of the combination with J&H and the acquisition of Compagnie Europeenne de Courtage d'Assurances et de Reassurances in January 1997. Excluding acquisitions and dispositions, revenue grew approximately 14% over 1996, principally due to a 41% increase in the investment management segment attributable to higher assets under management. In addition, an increased level of services provided in the retirement consulting area contributed to a 10% growth in revenue from MMC's consulting segment.

    In 1998, expenses increased 11% over 1997 primarily reflecting higher compensation and client service related costs in the investment management and consulting segments to support a higher volume of business in 1998. The expense growth in 1998 also reflects one additional quarter of J&H operating expenses in 1998 as compared with 1997 as well as the acquisition of Sedgwick in November 1998. These increases were offset, in part, by approximately $75 million of net integration savings associated with the combination with J&H and the year-over-year impact of the $244 million of special charges recorded in 1997. Of the $75 million net integration savings achieved in 1998, approximately $55 million was realized by risk and insurance services, approximately $15 million by consulting and approximately $5 million by corporate.

    Expenses increased 41% in 1997 compared with 1996, primarily due to the combination with J&H, the acquisition of CECAR, and special charges totaling $244 million. The special charges for 1997 included $168 million of merger costs predominantly related to the combination with J&H, a charge of $61 million related to lease abandonment costs associated with the consolidation of various London operations along with costs to abandon and redevelop MMC's London building and $15 million for the disposal of certain EDP assets, which were written-off in 1997. These charges are explained, in more detail, under the caption "Special Charges, net" in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

    Excluding acquisitions, dispositions, and the special charges, expenses grew 12% in 1997 mostly as a result of staff growth in the investment management and consulting segments as well as higher incentive compensation levels in the investment management segment commensurate with very strong operating performance. Client service related costs for investment management also increased resulting from the higher level of business activity.

    Net income for 1996 included a tax adjustment that reduced the income tax provision by $40 million. The tax adjustment primarily related to the permanent deployment of funds outside the United States in a tax-efficient manner and favorable state and local tax developments in the United States. The net impact of the tax adjustment and net special charges increased earnings per share in 1996 by $.01 for the year.

    Effective January 1, 1998, MMC adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which was effective for fiscal years beginning after December 15, 1997. SFAS No. 130 established standards for reporting and displaying comprehensive income and its components; this comprehensive income information is included in Note 3 to MMC's consolidated financial statements.

    In 1998, MMC adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which was effective for fiscal years beginning after December 15, 1997. The required segment disclosure is provided in Note 16 to MMC's consolidated financial statements.

    In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The new standard did not change the measurement or recognition of those plans, but revised pension and other postretirement benefit plan disclosures. MMC adopted SFAS No. 132 in fiscal 1998 and the required disclosure is provided in
Note 6 to MMC's consolidated financial statements.

    In 1998, MMC adopted the American Institute of Certified Public Accountants Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement provided guidance on accounting for the costs of internal use software and is effective for fiscal years beginning after December 15, 1998, with earlier adoption encouraged.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard, which establishes new accounting and reporting requirements for derivative instruments, is effective for fiscal years beginning after June 15, 1999. MMC does not expect the adoption of this standard to have a material impact on its results of operations or consolidated financial condition.

    RISK AND INSURANCE SERVICES

    The results of operations for the risk and insurance services segment are presented below:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1998       1997       1996
                                                                                       ---------  ---------  ---------

                                                                                          (IN MILLIONS OF DOLLARS)
Revenue..............................................................................  $   3,351  $   2,789  $   1,907
Expense(a)...........................................................................      2,738      2,293      1,544
                                                                                       ---------  ---------  ---------
Operating Income.....................................................................  $     613  $     496  $     363
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Operating Income Margin..............................................................       18.3%      17.8%      19.0%
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

------------------------

    (a) Excluding special charges, which are detailed below.

    REVENUE. Revenue for the risk and insurance services segment grew 20% over 1997 primarily due to the fact that 1998 was the first full year of combined operations after the merger with J&H, whereas 1997 had only three quarters. Furthermore, the Sedgwick acquisition was completed late in the fourth quarter of 1998, adding somewhat to revenue growth in 1998. Excluding acquisitions and dispositions, risk and insurance services revenue rose approximately 5%. Insurance broking revenue, which represented 74% of risk and insurance services, grew 5% reflecting net new business development partially offset by continued premium rate declines in virtually all lines of coverage. The increased level of net new business development was primarily concentrated in the United States and the United Kingdom. Revenues from reinsurance broking and insurance program management increased by 5% and 6%, respectively, in 1998.

    In 1997, risk and insurance services revenue increased 46% primarily due to the J&H transaction, the acquisitions of CECAR, a French insurance and reinsurance broking operation, and the acquisition of Albert H. Wohlers & Co., a U.S.-based insurance program management operation offset, in part, by the year-over-year impact of the sale of Frizzell in 1996. Excluding the effect of acquisitions and dispositions, risk and insurance services revenue grew 4% in 1997, as revenue rose 3% in insurance broking and 6% in insurance program management while reinsurance broking fell 2% in 1997 from 1996 levels. The increase in insurance broking revenue, which represented 76% of risk and insurance services revenue in 1997, primarily reflected net new business development partially offset by declines in commercial property and casualty premium rates.

    EXPENSE. Risk and insurance services expenses increased 19%, largely attributable to the business combination with J&H, which was effective as of the end of the first quarter of 1997 resulting in 1998 having one additional quarter of expense, and the acquisition of Sedgwick in November 1998. Excluding acquisitions and dispositions, expenses increased approximately 2% from 1997 reflecting salary progressions for continuing staff and higher technology and systems spending. The increases in spending were offset by the realization of approximately $55 million of net integration savings related to the J&H transaction.

    In 1997, risk and insurance services expenses increased 48% primarily due to the impact of acquisitions. Excluding acquisitions and dispositions, expenses increased approximately 1% from 1996.

    INVESTMENT MANAGEMENT

    The results of operations for the investment management segment are presented below:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1998       1997       1996
                                                                                       ---------  ---------  ---------

                                                                                          (IN MILLIONS OF DOLLARS)
Revenue..............................................................................  $   2,296  $   1,882  $   1,338
Expense..............................................................................      1,619      1,419      1,000
                                                                                       ---------  ---------  ---------
Operating Income.....................................................................  $     677  $     463  $     338
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Operating Income Margin..............................................................       29.5%      24.6%      25.3%
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    REVENUE. Putnam's revenue increased 22% in 1998 reflecting significant growth in the level of average assets under management on which management fees are earned. Assets under management aggregated $294 billion at December 31, 1998 compared with $235 billion at December 31, 1997 reflecting $28 billion of net new sales of mutual funds and net additional investments by institutional accounts, as well as a $31 billion growth in market value related to an increase in securities market levels during the year.

    Putnam's revenue increased 41% in 1997 reflecting record growth in the level of average assets under management. Net new sales of mutual funds and net additional investments by institutional accounts amounted to $33 billion while higher securities markets contributed $29 billion to the growth in assets under management.

    EXPENSE. Putnam's expenses increased 14% in 1998 primarily reflecting increased client service-related costs, including the amortization of deferred commissions, resulting from the higher level of business activity as well as increased incentive compensation.

    In 1997, Putnam's expenses increased 42% reflecting the effect of staff growth to support new business, increased incentive compensation levels commensurate with very strong operating performance and increased client service-related costs, including a new service center, resulting from the higher level of business activity.

    Year-end and average assets under management are presented below:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                               -------------------------------------
                                                                                  1998         1997         1996
                                                                               -----------  -----------  -----------

                                                                                     (IN BILLIONS OF DOLLARS)
Mutual Funds:
Domestic Equity..............................................................   $     153    $     119    $      80
Taxable Bond.................................................................          38           36           30
Tax-Free Income..............................................................          16           16           16
International Equity.........................................................          14           11            8
                                                                               -----------  -----------  -----------
                                                                                      221          182          134
                                                                               -----------  -----------  -----------
Institutional Accounts:
Fixed Income.................................................................          25           22           19
Domestic Equity..............................................................          32           21           14
International Equity.........................................................          16           10            6
                                                                               -----------  -----------  -----------
                                                                                       73           53           39
                                                                               -----------  -----------  -----------
Year-end Assets..............................................................   $     294    $     235    $     173
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------
Average Assets...............................................................   $     264    $     206    $     149
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------

    At the end of 1998, assets held in equity securities represented 73% of assets under management, compared with 69% in 1997 and 62% in 1996, while investments in fixed income products represented 27%, compared with 31% last year and 38% in 1996.

    CONSULTING

    The results of operations for the consulting segment are presented below:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                               -------------------------------------
                                                                                  1998         1997         1996
                                                                               -----------  -----------  -----------

                                                                                     (IN MILLIONS OF DOLLARS)
Revenue......................................................................   $   1,543    $   1,338    $   1,159
Expense(a)...................................................................       1,341        1,190        1,040
                                                                               -----------  -----------  -----------
Operating Income.............................................................   $     202    $     148    $     119
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------
Operating Income Margin......................................................        13.1%        11.1%        10.3%
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------

------------------------

    (a) Excluding special charges, which are detailed below.

    REVENUE. Consulting services revenue increased 15% in 1998 reflecting an increase in the level of services provided as well as the impact of the combination with J&H, the Sedgwick acquisition and several small acquisitions. Partially offsetting these increases was the impact of a transfer of certain business lines to Automatic Data Processing, as part of a strategic alliance, in October 1997. Excluding acquisitions and dispositions, consulting's revenue increased approximately 12% in 1998. Retirement consulting revenue, which represented 41% of the consulting segment, grew 11% over 1997 principally due to a higher level of services provided. In addition, revenue rose 22% in the economic consulting practice, 18% in global compensation consulting, 8% in health care consulting and 6% in general management consulting due to a higher volume of business in these practice lines in 1998.

    In 1997, consulting services revenue increased 15% reflecting the J&H combination as well as an increase in the level of services provided partially offset by the business transfer to ADP. Adjusting for the impact of acquisitions and dispositions, consulting's revenue increased approximately 10% in 1997. Retirement consulting revenue, which represented 43% of the consulting segment, grew 10% over 1996 reflecting higher worldwide request for services. In addition, revenue rose 24% in the global compensation practice, 8% in general management consulting and 1% in health care consulting in 1997.

    EXPENSE. Consulting services expenses increased 13% in 1998. Excluding acquisitions and dispositions, expenses increased approximately 9% reflecting the effect of staff growth to support new business, higher incentive compensation commensurate with strong operating performance along with compensation expense increases. These increases were partially offset by approximately $15 million of realized net integration savings related to the J&H transaction.

    Consulting services expenses increased 14% in 1997. Excluding acquisitions and dispositions, expenses increased approximately 9% reflecting salary progressions, the impact of staff growth to support new business and investments in information technology systems and networks.

    SPECIAL CHARGES, NET

    In 1996, MMC recorded, among others, a $17 million special charge for costs associated with restructuring certain elements of its insurance and reinsurance back-office operations in London. MMC was committed to implementing this plan; however, within three months of its approval, J&H was acquired. Consequently, the plan was temporarily suspended in order to evaluate it in light of the J&H transaction and its U.K. operation. In the fall of 1997, it was determined that the plan could proceed and negotiations were finalized to lease office space to house the back office group which would enable MMC to achieve the planned economies. After a build-out of the space, the group moved into their new location in the summer of 1998. Before the staff reduction portion of the plan could be implemented, the acquisition of Sedgwick was announced and the plans needed to be evaluated again in light of this potential change in circumstances, which would occur only if the governmental approvals were secured and no other suitor out-bid MMC's offer. The acquisition of Sedgwick became unconditional in the fourth quarter of 1998 and, with Sedgwick's substantial presence in the United Kingdom, it was determined that the remaining staff reduction plan could no longer be executed. As a result, the remaining reserve of $15 million was reversed in 1998. While MMC still intends to complete a staff reduction plan, the acquisition of Sedgwick will require a total reassessment of the individuals and the severance benefits to be offered and the accrual for such charges will be recorded when all of the appropriate requirements are met. Partially offsetting this credit in 1998 is an $11 million charge associated with acquisition related stock unit awards issued to certain senior employees of Sedgwick in 1998.

    The $244 million of special charges for 1997 included $168 million of merger costs predominantly related to the combination with J&H, a charge of $61 million related to lease abandonment costs associated with the consolidation of various London operations along with costs to abandon and redevelop MMC's London building and $15 million for the disposal of certain EDP assets, which were written-off in 1997. Of the total $244 million of special charges, $224 million was applicable to risk and insurance services, $17 million related to consulting and $3 million was recorded in general corporate. The net impact of the special charges was $158 million after tax, or $.63 per diluted share.

    The $168 million of merger costs, which related to employees and offices of MMC, included personnel-related expenses principally involving severance and related benefits associated with the reduction of approximately 1,300 positions worldwide ($117 million), costs related to the planned consolidations of approximately 30 offices ($38 million) and other integration costs ($13 million). In addition, $143 million of merger costs for planned reductions of over 900 positions and consolidations of approximately 50 offices of J&H were allocated to the cost of the acquisition. The utilization of these charges is summarized in Note 4 to MMC's consolidated financial statements. In 1998, the actions contemplated by these plans were substantially completed and the remaining actions are expected to be completed in early 1999.

    Of the combined merger-related costs totaling $311 million, cash payments of approximately $86 million and $122 million were made in 1997 and 1998, respectively. Estimated cash payments of approximately $40 million are expected to be made in 1999. Some accruals, primarily representing future rent under noncancelable leases (net of anticipated sublease income), and salary continuance arrangements, primarily in Canada and the Netherlands, are expected to be paid out over several years.

    Management believes the gross annual savings associated with the J&H integration should approximate $200 million when it is completed by the end of 1999, most of which will result from reduced compensation and benefits expense reflecting the elimination of approximately 2,200 positions and lower facilities costs reflecting the consolidation of approximately 80 offices, primarily in the United States. Net annual savings are expected to be approximately $125 million for the full year 1999 after giving effect to incremental goodwill amortization. Net savings of approximately $75 million were realized in 1998.

    During 1996, MMC completed the sale of Frizzell for approximately $290 million which resulted in a $33 million pretax gain. In addition, pretax charges aggregating $93 million were recorded representing a provision of approximately $34 million principally for London real estate consolidations; $27 million primarily for severance and related benefits associated with the planned reduction of over 600 employees relating to restructuring certain elements of MMC's insurance and reinsurance back-office operations in London and several office closings; $17 million for goodwill write-offs; and $15 million related to the Lloyd's Reconstruction and Renewal Plan. The net impact of the gain on sale, the special charges and the 1996 tax adjustment discussed in Note 5 to MMC's consolidated financial statements increased diluted net income per share by $.01 for the year.

    The London insurance and reinsurance operations were restructured because there were duplicative back office groups performing similar functions which could be consolidated into shared services departments at an estimated annual savings of between $20 and $25 million. Of the net $60 million special charge, $49 million was applicable to risk and insurance services, $9 million related to consulting and $2 million was recorded in general corporate.

    Of the total charge of $93 million, $25 million of assets were written-off and cash payments of $20 million were made during 1997. During 1998, an additional $6 million of payments were made and $15 million of the reserve was reversed as part of the 1998 net special credit described above. The remaining balance of $27 million relates primarily to the London real estate reserve and it is expected to be paid out over several years. Estimated cash payments of approximately $7 million are expected to be made in 1999.

    During 1997, MMC continued the evaluation of its London real estate issues and in the fourth quarter recorded an additional special charge of $61 million relating to the further consolidation of offices and the razing and redevelopment of its London building.

    The above actions did not result in any meaningful disruptions of MMC's operations.

    INTEREST

    Interest income earned on corporate funds increased to $25 million in 1998 from $24 million in 1997. Interest expense increased to $140 million in 1998 from $107 million in 1997 primarily due to interest expense associated with the incremental debt incurred in November 1998 to finance the Sedgwick acquisition as well as the additional quarter of interest expense in 1998 related to increased bank borrowings associated with the J&H transaction.

    Interest income earned on corporate funds increased to $24 million in 1997 compared with $14 million in 1996 due, in large part, to the J&H combination. Interest expense increased to $107 million in 1997 from $61 million in 1996 as a result of increased bank borrowings used to finance the acquisitions of J&H and CECAR as well as the assumption of J&H's long-term debt.

    INCOME TAXES

    MMC's consolidated tax rate was 39.00% of income before income taxes in 1998 compared with 39.30% in 1997. In 1997, excluding the tax effect of the special charges, the underlying rate was 38.25%. In 1996, the underlying tax rate was 37.25% (prior to the tax adjustment described below). Comparing the underlying tax rates, the increase in the tax rate was largely attributable to the nondeductibility of goodwill associated with the J&H acquisition and other acquisitions. The overall tax rates are higher than the U.S. federal statutory rate primarily because of provisions for state and local income taxes.

    In 1996, MMC recorded a tax adjustment that reduced the income tax provision by $40 million. The tax adjustment primarily related to the permanent deployment of funds outside the United States in a tax-efficient manner and favorable state and local tax developments in the United States.

LIQUIDITY AND CAPITAL RESOURCES
YEAR ENDED DECEMBER 31, 1998

    MMC's cash and cash equivalents aggregated $610 million at the end of 1998, an increase of $186 million from the end of 1997.

    OPERATING CASH FLOWS. MMC generated $1.1 billion of cash from operations in 1998 compared with $415 million in 1997. These amounts reflect the net income earned by MMC in those years adjusted for non-cash charges and working capital changes. Included in the cash flow from operations are the net cash requirements of Putnam's prepaid dealer commissions, which amounted to $75 million in 1998 compared with $140 million in 1997. The tax benefit associated with these prepaid dealer commissions is recorded as a deferred tax liability.

    FINANCING CASH FLOWS. During the fourth quarter, MMC acquired Sedgwick, a London-based holding company of one of the world's leading insurance and reinsurance broking and consulting groups, for total cash consideration of L1.25 billion or approximately $2.2 billion. MMC has initially financed the transaction with commercial paper that has been supported by a committed bank facility comprising 19 banks and led by an affiliate of J.P. Morgan Securities Inc.

    MMC completed its business combination with J&H, a leading insurance broker, on March 27, 1997 for total consideration of approximately $1.8 billion. Approximately one-third of the total consideration was cash and two-thirds MMC's common stock. MMC also purchased CECAR for approximately $200 million during January 1997. The cash portion of these transactions is being financed with bank borrowings.

    Financing activities for MMC used cash of $366 million in 1998 and contributed cash of $399 million in 1997. Dividends paid by MMC amounted to $375 million in 1998 ($1.46 per share) and $306 million in 1997 ($1.26 per share). MMC periodically purchases shares of its common stock to meet the requirements of the various stock compensation and benefit programs. MMC purchased 4.1 million shares in 1998 and 3.7 million shares in 1996.

    MMC, in connection with the Sedgwick transaction, assumed debt amounting to $108 million at December 31, 1998. This debt consists of $60 million of 7.68% Senior Loan notes, $36 million related to capital leases and $12 million of other borrowings.

    During 1997, MMC executed a revolving credit facility with several banks to support its commercial paper borrowings and to fund other general corporate requirements. This noncancelable facility, which expires June 2002, provides that MMC may borrow up to $1.2 billion at market rates of interest which may vary depending upon the level of usage of the facility and MMC's credit ratings. Outstanding borrowings under revolving credit facilities at December 31, 1998 and 1997 amounted to $583 million and $709 million, respectively. Borrowings under revolving credit facilities have been classified as long-term debt based on MMC's intent and ability to maintain or refinance these obligations on a long-term basis. MMC also maintains other credit facilities with various banks, primarily related to operations located outside the United States, aggregating $553 million as of December 31, 1998. MMC has borrowed $25 million under these facilities at December 31, 1998 and has included $15 million of these borrowings in long-term debt in its consolidated balance sheet.

    MMC has a fixed rate non-recourse mortgage note agreement due in 2009 amounting to $200 million, at an interest rate of 9.8%, in connection with its interest in its worldwide headquarters building. Also related to the purchase and renovation of the building, MMC has an interest rate swap that fixes the interest rate at approximately 9.5% on $100 million of variable rate borrowings. This swap expired in February 1999.

    During 1997, in connection with the J&H transaction, MMC assumed a note payable due 2012 which has an outstanding balance of $86 million at December 31, 1998. Interest on this debt is fixed at 8.62%.

    INVESTING CASH FLOWS. Investing activities for MMC reduced cash by $587 million in 1998 and by $676 million in 1997. In 1998, cash used for acquisition activity, related to several insurance and reinsurance broking, insurance program management and consulting businesses, was $302 million. In 1997, cash used for acquisition activity, primarily related to J&H and CECAR, was $473 million. MMC's capital expenditures, which amounted to $297 million in 1998 and $202 million in 1997, have primarily related to computer equipment purchases and the refurbishing and modernizing of office facilities.

MARKET RISK

    Some of MMC's recorded revenues, expenses, assets and liabilities are exposed to the impact of interest rate changes and fluctuations in foreign currency exchange rates. MMC manages its net exposure to interest rate changes by utilizing a mixture of variable and fixed rate borrowings to finance MMC's asset base. Interest rate swaps are utilized on a very limited basis. MMC does not enter into foreign currency or interest rate transactions for trading or other speculative purposes.

    MMC had the following investments and debt instruments subject to variable interest rates:

                                                                                      YEAR ENDED DECEMBER 31, 1998
                                                                                      -----------------------------
                                                                                        (IN MILLIONS OF DOLLARS)
Cash and cash equivalents invested in certificates of deposit and time deposits.....            $     520
Fiduciary cash and investments......................................................            $   3,257
Variable rate debt outstanding......................................................            $   3,396
Interest rate swaps.................................................................            $     140

    MMC's results of operations are affected by changes in short-term interest rates and their impact on the above-noted items. Based on the above balances, if short-term interest rates increase by 25 basis points, annual interest income would increase by approximately $9 million; however, this would be partially offset by an $8 million increase in interest expense resulting in a net increase to income before income taxes of $1 million.

    The translated values of revenue and expense from MMC's international risk and insurance services and consulting operations are subject to fluctuations due to changes in currency exchange rates. However, the net impact of these fluctuations on MMC's results of operations or cash flows has not been material.

    Forward contracts and options are periodically utilized by MMC to limit foreign currency exchange rate exposure on net income and cash flows for specific, clearly defined transactions arising in the ordinary course of its business. At December 31, 1998, MMC primarily had open forward exchange contracts to both sell U.S. dollars for sterling and purchase U.S. dollars for sterling for underlying principal amounts of $28 million and $70 million, respectively. These contracts were entered into by Sedgwick principally to hedge both firm commitments and anticipated transactions.

OTHER

    MMC has been instrumental in developing new sources of insurance capacity. MMC, through Marsh & McLennan Capital, maintains ownership interest in various entities it assisted in organizing. These investments have been classified as available for sale securities and, as discussed more fully in Note 11 to MMC's consolidated financial statements, the aggregate fair value of these holdings is included in long-term securities in MMC's consolidated balance sheets. Marsh & McLennan Capital expects to continue to manage and develop these activities.

    The insurance coverage for potential liability resulting from alleged errors and omissions in the professional services provided by MMC includes elements of both risk retention and risk transfer. MMC believes it has adequately reserved for the self-insurance contingencies. Payments related to the respective self-insured layers are made as legal fees are incurred and claims are resolved and generally extend over a considerable number of years. The amounts paid in that regard vary in relation to the severity of the claims and the number of claims active in any particular year. The long-term portion of this liability is included in other liabilities in MMC's consolidated balance sheets.

    MMC's policy for funding its tax qualified U.S. defined benefit retirement plan is to contribute amounts at least sufficient to meet the funding requirements set forth in U.S. employee benefit and tax laws. As illustrated more fully in Note 6 to MMC's consolidated financial statements, the plan has been and continues to be well funded; consequently, MMC has not been able to make a tax deductible contribution since 1986. Because this situation is expected to continue, a 1999 cash contribution is currently not anticipated.

    MMC contributes to certain health care and life insurance benefits provided to its retired employees. The cost of these postretirement benefits for employees in the United States is accrued during the period up to the date employees are eligible to retire, but is funded by MMC as incurred. This postretirement liability is included in other liabilities in MMC's consolidated balance sheets.

    In September 1997, Putnam adopted the Putnam Investments, Inc. Equity Partnership Plan pursuant to which Putnam is authorized to grant or sell to certain key employees of Putnam or its subsidiaries restricted shares of a new class of common stock of Putnam and options to acquire the Class B Common Stock. Such awards or options generally vest over a four-year period. Holders of Putnam Class B shares are not entitled to vote and have no rights to convert their shares into any other securities of Putnam. However, in the event of certain change in control events, Class B shares will be converted into Class A Common Stock on a share for share basis. Awards of restricted stock and/or options may be made under the Plan with respect to a maximum of 12,000,000 shares of Class B Common Stock, which would represent approximately 12% of the outstanding shares on a fully diluted basis. Through December 31, 1998, Putnam has made awards pursuant to the Plan with respect to approximately 7,660,000 shares of Class B Common Stock, including 3,830,000 shares of restricted stock and 3,830,000 shares subject to options. The purpose of the Plan is to foster and promote the long-term success of Putnam and to increase shareholder value by enabling Putnam to attract and retain the services of an outstanding management team and professional staff. Pursuant to an executive compensation agreement, Putnam has also awarded 300,000 restricted stock units and 325,000 options related to Class B Common Stock to a key executive of Putnam.

                                BUSINESS OF MMC

RISK AND INSURANCE SERVICES

    MMC provides risk and insurance services through its subsidiaries and their affiliates on a worldwide basis as broker, agent or consultant for insureds, insurance underwriters and other brokers. These services are provided by Marsh Inc. through its subsidiaries and affiliates which include Guy Carpenter & Company, Inc., a reinsurance intermediary, and Seabury & Smith, Inc., an insurance program manager. In addition, Marsh & McLennan Capital, Inc. provides services principally in connection with originating, structuring and managing insurance and related industry investments.

    MARSH INC.

    Marsh Inc. is a world leader in providing risk management and insurance broking services. These services are carried on throughout the world for a predominantly corporate clientele located in more than 100 countries, primarily in North and South America, Europe and Asia Pacific. Client companies engage in a broad range of commercial activities, including general industries, financial and professional services, aviation, marine, energy, construction, land transportation, healthcare and utility concerns. Clients also include professional, institutional and public entities and individuals.

    Risk management and insurance broking services relate to various types of property and liability loss exposures, including large and complex risks that require access to world insurance markets. Marsh Inc. provides clients with insurance broking and risk transfer activities and professional counseling services on risk management issues, including risk analysis, coverage requirements, self-insurance (in which the insured retains a portion of its insurance risks), and alternative insurance and risk financing methods, as well as claims collection, injury management, loss prevention and other insurance related services. Marsh Inc. also provides organization and administrative services for special purpose insurance companies and other risk assumption alternatives. Insurance coverages are placed with insurers worldwide, sometimes involving other intermediaries. Marsh Inc. maintains correspondent relationships with unaffiliated firms in certain countries.

    Marsh Inc. provides reinsurance broking services to insurance and reinsurance risk takers worldwide, principally through Guy Carpenter & Company, Inc. and its subsidiaries and affiliates, from offices principally in North America and Europe. These services primarily involve acting as an intermediary for insurance and reinsurance organizations on all classes of reinsurance, including specialty lines such as professional liability, medical malpractice, accident, life and health. The intermediary assists the insurer by providing advice, placing reinsurance coverage with reinsurance organizations located around the world, placing risk-transfer financing with capital markets, and furnishing related services such as actuarial, financial and regulatory consulting, portfolio analysis and catastrophe modeling. Claims services are often performed for policies placed a number of years ago. The insurance company may seek reinsurance or other risk-transfer financing on all or a portion of the risks it insures. Intermediary services are also provided to reinsurance companies, which may also seek reinsurance on the risks they have reinsured.

    Marsh Inc. provides insurance program management services principally through Seabury & Smith, Inc. and its subsidiaries and affiliates, including the design, placement and administration of life, health, accident, disability, automobile, homeowners, professional liability and other insurance, and related products. These services are provided primarily on a group marketing basis to individuals, businesses and their employees, and associations and other affinity groups (both sponsored and non-sponsored) and their members, principally in the United States and Canada. It provides underwriting management services to insurers in the United States, Canada and the United Kingdom, primarily for professional liability coverages and wholesale broking services in the United States and the United Kingdom for a broad range of products.

    As part of the acquisition of Sedgwick in 1998, MMC acquired several insurance companies that were in run-off.

    MARSH & MCLENNAN CAPITAL, INC.

    Marsh & McLennan Capital, Inc. provides services in connection with originating, structuring and managing insurance and related industry investments. It is an advisor to The Trident Partnership L.P., an independent private investment partnership formed in 1993 to make private equity investments in the global insurance and reinsurance industry and has sponsored, and is the manager of, Trident II, L.P. MMCAP is also an advisor to Risk Capital Reinsurance Company, which was formed in 1995 to provide reinsurance, both on a stand-alone basis and as part of integrated capital solutions for insurance companies. MMCAP and its predecessor operations were instrumental in the formation of several substantial insurance and reinsurance entities, including A.C.E. Insurance Company, Ltd., X.L. Insurance Company, Ltd., and Risk Capital Reinsurance Company. MMCAP also advises its immediate parent company, Marsh & McLennan Risk Capital Holdings, Ltd., regarding its ownership holdings in insurance and reinsurance entities and funds, primarily ones initiated by MMCAP. As a result of these activities, subsidiaries and affiliates of MMC may have direct or indirect investments in insurance and reinsurance companies, including entities at Lloyd's, which are considered for client placements by MMC's insurance and reinsurance brokerage businesses.

    COMPENSATION FOR SERVICES

    The revenue attributable to MMC's risk and insurance services consists primarily of (1) fees paid by clients, (2) commissions and fees paid by insurance and reinsurance companies, (3) interest income on funds held in a fiduciary capacity for others, such as premiums and claims proceeds, (4) placement services revenues or contingent fees earned from insurers and (5) compensation for services provided in connection with the organization, structuring and management of insurance and related industry investments, including fees and dividends, as well as appreciation that has been realized on sales of holdings in such entities.

    Revenue generated by risk and insurance services is fundamentally derived from the value of the service provided to clients and insurance markets. Revenue is affected by premium rate levels in the property and casualty insurance markets and available insurance capacity, because compensation is frequently related to the premiums paid by insureds. In many cases compensation may be negotiated in advance based on the estimated value of the services to be performed. Revenue is also affected by (1) fluctuations in the amount of risk retained by insurance and reinsurance clients themselves, (2) insured values,
(3) the development of new products, markets and services, (4) new and lost business, (5) merging of clients, including insurance companies that are clients in the reinsurance intermediary business, (6) the volume of business from new and existing clients and (7) interest rates for fiduciary funds.

    Revenue and fees also may be received from originating, structuring and managing investments in insurers and related industry investments. Income and proceeds also may be derived from investments made by MMC. Placement services revenue and contingent fees includes payments or allowances by insurance companies based upon such factors as the overall volume of business placed by the broker with that insurer, the aggregate commissions paid by the insurer for that business during specific periods, or the loss performance to the insurer of that business.

    Revenues vary from quarter to quarter as a result of the timing of policy renewals, the net effect of new and lost business production and realizing on investments. Expenses tend to be more uniform throughout the year.

    Commission rates vary in amount depending on the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer, and the capacity in which the broker acts. Rates also vary depending on negotiations with clients. In some cases, compensation for brokerage or advisory services is paid directly as a fee by the client. Occasionally, commissions are shared with other brokers that have participated in placing insurance or servicing insureds.

    The investment of fiduciary funds is governed by the applicable laws or regulations of insurance authorities of the states in the United States and in other jurisdictions in which MMC's subsidiaries do business. These laws and regulations typically limit the type of investments that may be made with such funds. The general amount of funds invested and interest rates vary from time to time.

INVESTMENT MANAGEMENT

    MMC provides investment management and related services through Putnam Investments, Inc. and its subsidiaries. Putnam has been engaged in the investment management business since 1937, with its principal offices in Boston, Massachusetts. Putnam also has offices in London and Tokyo. Putnam provides individual and institutional investors with a broad range of equity and fixed income investment products and services designed to meet varying investment objectives and which afford its clients the opportunity to allocate their investment resources among various alternative investment products as changing worldwide economic and market conditions warrant.

    INVESTMENT MANAGEMENT SERVICES

    Putnam's investment management services, which are performed principally in the United States, include securities investment advisory and management services consisting of investment research and management, and accounting and related services for a group of publicly-held investment companies. As of December 31, 1998, there were 113 Putnam Funds registered under the Investment Company Act of 1940, including 16 closed-end investment companies whose shares are traded on various major domestic stock exchanges. A number of the open-end funds serve as funding vehicles for variable insurance contracts. Investment management services are also provided to corporate profit sharing and pension funds, state and other governmental and public employee retirement funds, university endowment funds, charitable foundations, collective investment vehicles (both U.S. and non-U.S.) and other domestic and foreign institutional accounts.

    Substantially all of Putnam's assets under management are derived from U.S. individuals and institutions. In recent years Putnam has been expanding its international client base on a selective basis through joint ventures and the development of products such as offshore funds. Many international markets are well developed with many established investment management firms. It may be difficult for Putnam to establish businesses whose profitability equals that of its business in the U.S. where it is one of the market leaders. Putnam seeks to manage the risks of international expansion by using joint ventures with established firms in selected countries and otherwise carefully choosing which markets to enter.

    Assets managed by Putnam, on which management fees are based, were approximately $294.4 billion and $235.1 billion as of December 31, 1998 and 1997, respectively. Mutual fund assets aggregated $221.5 billion at December 31, 1998 and $182.0 billion at December 31, 1997. Assets under management at December 31, 1998 consisted of approximately 73% equity securities and 27% fixed income products, invested both domestically and globally.

    Putnam's revenues are derived primarily from its investment management fees received from the Putnam Funds and institutional accounts. Assets under management and revenue levels are particularly affected by fluctuations in domestic and international bond and stock market prices, and by the level of investments and withdrawals for current and new fund shareholders and clients. They are also affected by investment performance, service to clients, the development and marketing of new investment products, the relative attractiveness of the investment style under prevailing market conditions and changes in the investment patterns of clients. Fluctuations in the prices of stocks will have an effect on equity assets under management and may influence the flow of monies to and from equity funds and accounts. Fluctuations in interest rates and in the yield curve have a similar effect on fixed income assets under management and may influence the flow of monies to and from fixed-income funds and accounts. Putnam offers investment products that allow investors to diversify between stocks and bonds, domestically and internationally.

    Putnam provides investment management services to the Putnam Funds and institutional accounts under advisory contracts which provide for a fee payable to the Putnam company that manages the account. The amount of the fee varies depending on the individual mutual fund or account and is usually based upon a sliding scale in relation to the level of assets under management and, in some instances, is also based on investment performance. These contracts automatically terminate in the event of their "assignment" and generally may be terminated by either party without penalty. As to contracts with the Putnam Funds, they continue in effect only so long as approved, at least annually, by their shareholders or by the Putnam Funds' trustees, including a majority who are not affiliated with Putnam. "Assignment" includes any direct or indirect transfer of a controlling block of voting stock in Putnam or MMC. The management of Putnam and the trustees of the funds regularly review the fund fee structure in light of fund performance, the level and range of services provided, industry conditions and other relevant factors.

    In recent years U.S. securities markets, especially equity markets, have risen substantially, in many cases to historical highs. This increase has contributed significantly to the assets under management and, accordingly, to increases in revenues. A substantial slowdown in the rise of markets or an actual decrease in general market levels will reduce revenue growth or, in some circumstances, could lead to a decline in revenue.

    PUTNAM FIDUCIARY TRUST COMPANY

    A Putnam subsidiary, Putnam Fiduciary Trust Company, a Massachusetts trust company, serves as transfer agent, dividend disbursing agent, registrar and custodian for the Putnam Funds and provides custody services to several external clients. Putnam Fiduciary Trust Company receives compensation from the Putnam Funds for these services under written agreements which may be terminated by either party on 90 days' notice. Putnam Fiduciary Trust Company also receives compensation for providing custody services under written agreements which may be terminated by either party on 30 days' notice. These contracts generally provide for compensation on the basis of several factors which vary with the type of service being provided. In addition, Putnam Fiduciary Trust Company provides administrative and trustee (or custodian) services for employee benefit plans (in particular 401(k) plans), IRA's and other clients for which it receives compensation under service and trust or custodian contracts. In the case of employee benefit plans, the plan sponsors usually select investment options and may include Putnam mutual funds and other Putnam managed products, as well as employer stock and other non-Putnam investments.

    PUTNAM MUTUAL FUNDS CORP.

    Putnam Mutual Funds Corp., a Putnam subsidiary, acts as principal underwriter of the shares of the open-end Putnam Funds, selling primarily through independent broker/dealers, financial planners and financial institutions, including banks, and directly to certain large 401(k) plans and other institutional accounts. Putnam Mutual Funds Corp. generally sells shares of the open-end funds at their respective net asset value per share plus a sales charge, which varies depending on the individual fund and the amount purchased. In some cases the sales charge is assessed only if the shares are redeemed within a stated time period. In accordance with the terms and conditions described in the prospectuses for these funds, certain investors are eligible to purchase shares at net asset value or at reduced sales charges, and investors may generally exchange their shares of a fund at net asset value for shares of another Putnam Fund without the payment of additional sales charges.

    Putnam Mutual Funds Corp. typically pays commissions to selling dealers at the time of the purchase as a percentage of the amount invested. Essentially all Putnam Funds are available with a contingent deferred sales charge instead of a front-end load. The related prepaid dealer commissions initially paid by Putnam to broker/dealers for distributing these funds are recovered through charges and fees received over a number of years.

    Nearly all of the open-end Putnam Funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940 under which the Putnam Funds make payments to Putnam Mutual Funds Corp. to cover costs relating to distribution of the Putnam Funds and services provided to shareholders. These payments enable the Putnam subsidiary to pay service fees and other continuing compensation to firms that provide services to Putnam Fund shareholders and distribute shares of the Putnam Funds. Putnam Mutual Funds Corp. retains some Rule 12b-1 fees as compensation for the costs of distribution and other services provided by Putnam to shareholders and for commissions advanced by Putnam at the point of sale (and recovered through fees received over time) to firms that distribute shares of the Putnam Funds. These distribution plans, and payments made by the Putnam Funds under these plans, are subject to annual renewal by the trustees of the Putnam Funds and to termination by vote of the shareholders of the Putnam Funds or by vote of a majority of the Putnam Funds' trustees who are not affiliated with Putnam. Failure of the Trustees to approve continuation of the Rule 12b-1 plans for Class B (deferred sales charge) shares would have a material adverse effect on Putnam. The Trustees also have the ability to reduce the level of 12b-1 fees paid by a fund or to make other changes that would reduce the amount of 12b-1 fees received by Putnam. Such changes could have a material adverse effect on Putnam.

    Putnam provides investor services through three separate facilities in the Boston area and has one of the largest image processing facilities in the world.

CONSULTING

    Through Mercer Consulting Group, Inc., subsidiaries and affiliates of MMC, separately and in collaboration, provide consulting services to a predominantly corporate clientele from locations around the world. These services are provided in the areas of human resources and employee benefit programs, including retirement, health care and compensation; and general management consulting, which comprises strategy, operations and marketing. Mercer Consulting Group, Inc. also provides economic consulting and analysis.

    William M. Mercer, through its subsidiaries and affiliates, provides professional advice and services to corporate, government and institutional clients from offices in more than 30 countries and territories, primarily in North and South America, Western Europe, Asia, Australia and New Zealand. Consultants help organizations design, implement, administer and communicate retirement, compensation and other human resource programs, and provide other types of actuarial advice. In addition, William M. Mercer advises the management of health care providers on various business issues. Through its investment consultants, the firm assists trustees of pension funds and others in the selection of investment managers and investment strategies. William M. Mercer also advises investment managers on fund design and positioning. In some locations outside the United States, William M. Mercer advises individuals in the investment and disposition of lump sum retirement benefits and other retirement savings and provides related trustee services.

    Mercer Management Consulting, Inc. provides advice and assistance on issues of business strategy, primarily to large corporations in North America, Europe and Asia. Consultants help senior executives more fully understand the behavior of their customers, optimize the economics of their business, and structure their organizations, processes and systems to achieve their strategic goals. In addition, under the Lippincott & Margulies name, Mercer Management Consulting, Inc. advises leading corporations on issues relating to brand, corporate identity and image.

    NERA, a firm of consulting economists, serves law firms, corporations, trade associations and governmental agencies, from offices in the United States, Australia, England and Spain. NERA provides research and analysis of economic and financial issues arising in litigation, regulation, public policy and management.

    The major component of Mercer Consulting Group's revenue is fees paid by clients for advice and services. In addition, Mercer Consulting Group receives commission revenue from insurance companies for the placement of individual and group insurance contracts, primarily life, health and accident coverages. A relatively small amount of revenue is derived from brokerage commissions in connection with a registered securities broker dealer.

    Revenue in the consulting business is fundamentally derived from the value of the advice and services provided to clients. It is affected by changes in clients' industries, including government regulation, as well as new products and services, the stage of the economic cycle and broad trends in employee demographics and in the management of large organizations.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

    This prospectus supplement and MMC's financial statements and other documents incorporated herein by reference contain certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may include, without limitation, discussions concerning revenue and expense growth, cost savings and efficiencies expected from the integration of Johnson & Higgins and Sedgwick Group plc, year 2000 remediation and testing of computer systems, market and industry conditions, interest rates, foreign exchange rates, contingencies and matters relating to MMC's operations and income taxes. These forward-looking statements are based on available current market and industry materials, expert's reports and opinions, as well as management's expectations concerning future events impacting MMC. Forward looking statements by their very nature involve risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by any forward looking statements contained or incorporated herein include, in the case of MMC's risk and insurance services and consulting businesses, the failure to successfully integrate the business of Johnson & Higgins and Sedgwick Group plc (including the achievement of synergies and cost reductions) or other adverse consequences from those transactions; in the case of MMC's risk and insurance service business, changes in competitive conditions, a decrease in the premium rate levels in the global property and casualty insurance markets, the impact of changes in insurance markets and natural catastrophes; in the case of MMC's investment management business, changes in worldwide and national equity and fixed income markets; and with respect to all of MMC's activities, the failure of MMC and/or its significant business partners to be year 2000 compliant on a timely basis, changes in general worldwide and national economic conditions, fluctuations in foreign currencies, actions of competitors or regulators, changes in interest rates, developments relating to claims and lawsuits, changes in the tax or accounting treatment of MMC's operations and the impact of tax and other legislation and regulation in the jurisdictions in which MMC operates.

                     DESCRIPTION OF THE OFFERED SECURITIES

    The Offered Securities will be senior debt issued under the Indenture dated
as of             , 1999, as supplemented by the First Supplemental Indenture,
dated as of       , 1999, between Marsh & McLennan Companies, Inc. and State
Street Bank and Trust Company, as Trustee. The notes due 2004 and the notes due 2009 offered by this prospectus supplement are each a separate series of debt securities under the Senior Indenture. As used in this "Description of Offered Securities" section, the "Company" means Marsh & McLennan Companies, Inc. and does not include its subsidiaries.

GENERAL

    The Offered Securities will be limited to $1,000,000,000 principal amount in
total, consisting of $                     principal amount of notes due 2004
and $               principal amount of notes due 2009. Each note will bear
interest at the applicable annual rate stated on the cover page of this
prospectus supplement. Interest will be payable semi-annually on             and
            of each year, beginning             , 1999. Interest on the Offered
Securities will accrue from             , 1999, or from the most recent date to
which interest has been paid or provided for. Interest on the Offered Securities
will be paid to holders of record on the             or             immediately
before the interest payment date. Interest and principal will be payable in U.S. dollars at the Trustee's New York corporate trust office, which is located at 61 Broadway, New York, New York 10006. The notes due 2004 will mature on
            , 2004, and the notes due 2009 will mature on             2009. The
Offered Securities will be issued only in denominations of $1,000 and integral multiples of $1,000. There will be no sinking fund payments for the Offered Securities.

RANKING

    The Offered Securities will be senior unsecured obligations of Marsh & McLennan Companies, Inc. and will rank equally with all of our other senior unsecured indebtedness. On a pro forma basis as of March 31, 1999, after giving effect to (1) the offering of the Offered Securities, (2) the April 8, 1999 offering of 4,100,000 shares of MMC common stock and the application of the proceeds of that offering to repay commercial paper obligations and (3) the May 5, 1999 transfer of $1.4 billion of debt from MMC to a subsidiary, we would have $297.2 million of other outstanding senior indebtedness, of which $65.7 million would have been secured indebtedness, not including the debt of our subsidiaries. Also on a pro forma basis as of March 31, 1999 after giving effect to each of the transactions referred to in the prior sentence, debt of our subsidiaries, to which the Offered Securities will be structurally subordinated, was approximately $2.3 billion.

    We may, without the consent of the noteholders, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes due 2004 or the notes due 2009 offered by this prospectus supplement. Any such additional notes will be a part of the series having the same terms as the notes.

OPTIONAL REDEMPTION

    Each of the notes due 2004 and the notes due 2009 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the applicable series of Offered Securities to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of Offered Securities discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months)
at the applicable Treasury Rate plus   basis points for the notes due 2004 or
the applicable Treasury Rate plus   basis points for the notes due 2009, plus,
in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

    "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

    "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the Offered Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Offered Securities.

    "Independent Investment Banker" means either Chase Securities Inc. or Morgan Stanley & Co. Incorporated, and their respective successors, or, if both firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with Marsh & McLennan Companies, Inc.

    "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

    "Reference Treasury Dealer" means (1) Chase Securities Inc. and Morgan Stanley & Co. Incorporated, and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute for such underwriter another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with Marsh & McLennan Companies, Inc.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

    Holders of Offered Securities to be redeemed will be sent notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the securities are to be redeemed, the Trustee will select, not more than 60 days before the redemption date, the particular securities or portions thereof for redemption from the outstanding securities not previously called by such method as the Trustee deems fair and appropriate.

COVENANTS WITH RESPECT TO THE OFFERED SECURITIES

    LIMITATION ON LIENS ON STOCK OF OUR SIGNIFICANT SUBSIDIARIES. The Supplemental Indenture prohibits us and our subsidiaries from directly or indirectly creating, assuming, incurring or permitting to exist any Indebtedness secured by any lien on the voting stock of Marsh Inc., Putnam Investments, Inc. and Mercer Consulting Group, Inc. (each a "Significant Subsidiary") unless the Offered Securities (and, if we so elect, any other Indebtedness of MMC that is not subordinate to the Offered Securities and with respect to which the governing instruments require, or pursuant to which we are otherwise obligated, to provide such security) shall be secured equally and ratably with such Indebtedness for at least the time period such other Indebtedness is so secured.

    "Indebtedness" is defined in the Supplemental Indenture as the principal of and any premium and interest due on indebtedness of a Person, whether outstanding on the date of the Supplemental Indenture or thereafter created, incurred or assumed, which is (a) indebtedness for money borrowed and (b) any amendments, renewals, extensions, modifications and refundings of any such indebtedness. For the purposes of this definition, "indebtedness for money borrowed" means (1) any obligation of, or any obligation guaranteed by, such Person for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (2) any obligation of, or any such obligation guaranteed by, such Person evidenced by bonds, debentures, notes or similar written instruments, including obligations assumed or incurred in connection with the acquisition of property, assets or businesses (provided, however, that the deferred purchase price of any other business or property or assets shall not be considered Indebtedness if the purchase price thereof is payable in full within 90 days from the date on which such indebtedness was created), and (3) any obligations of such Person as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and lease-back transaction to which such Person is a party. For purposes of this covenant only, Indebtedness also includes any obligation of, or any obligation guaranteed by, any Person for the payment of amounts due under a swap agreement or similar instrument or agreement, or under a foreign currency hedge exchange or similar instrument or agreement.

    CONSOLIDATION, MERGER AND SALE OF ASSETS. We may, without the consent of the Holders of any of the Outstanding Debt Securities under the Supplemental Indenture, consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any Person or may permit any Person to consolidate with or merge into the Company, provided that any successor Person must be a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction and must assume our obligations on the Offered Securities and under the Senior Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default shall have happened and be continuing and that certain other conditions are met.

APPLICABLE LAW

    The Offered Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

ADDITIONAL TERMS

    For additional important information about the Offered Securities, see "Description of Debt Securities" in the accompanying prospectus. That information includes:

    - additional information on the terms of the Offered Securities;

    - general information on the Senior Indenture and the Trustee;

    - a description of events of default under the Senior Indenture, except that with respect to the Offered Securities, a failure to pay interest when due and continuing for 30 days without proper extension or deferment will be an event of default.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement among the underwriters named below, for whom Chase Securities Inc. and Morgan Stanley & Co. Incorporated are acting as joint bookrunning managers and representatives, and us, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the Offered Securities set forth opposite their names below. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that when such conditions are satisfied the underwriters will be obligated to purchase all of the Offered Securities.

                                                                               PRINCIPAL AMOUNT  PRINCIPAL AMOUNT
                                                                                 OF NOTES DUE      OF NOTES DUE
UNDERWRITER                                                                          2004              2009
-----------------------------------------------------------------------------  ----------------  ----------------
Chase Securities Inc.........................................................    $                 $
Morgan Stanley & Co. Incorporated............................................
Donaldson, Lufkin & Jenerette Securities Corporation.........................
Merrill Lynch, Pierce, Fenner & Smith Incorporated...........................
J.P. Morgan Securities Inc...................................................
Salomon Smith Barney Inc.....................................................
Banc of America Securities LLC...............................................
Barclays Bank PLC............................................................
BNP Capital Markets, LLC.....................................................
CommerzBank Capital Markets Corp.............................................
Credit Lyonnais Securities, Inc..............................................
Deutsche Bank Securities Inc.................................................
RBC Dominion Securities Inc..................................................
                                                                               ----------------  ----------------
    Total....................................................................    $                 $
                                                                               ----------------  ----------------
                                                                               ----------------  ----------------

    The underwriters have advised us that they propose initially to offer the Offered Securities to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price
less a concession not in excess of   % of the principal amount of the notes due
2004 and   % of the principal amount of the notes due 2009. The underwriters may
allow, and such dealers may reallow, a discount not in excess of   % of the
principal amount of the Offered Securities to certain other dealers. After the initial public offering, the underwriters may change the public offering price, concession and discount.

    The notes due 2004 and the notes due 2009 are new issues of securities, and there is currently no established trading market for the Offered Securities. In addition, we do not intend to apply for the Offered Securities to be listed on any securities exchange or to arrange for the Offered Securities to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the Offered Securities, but they are not obligated to do so. The underwriters may discontinue any market making in the Offered Securities at any time without notice. We can give you no assurance as to the liquidity of, or any trading market for, the Offered Securities.

    In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of the Offered Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Offered Securities. If the underwriters create a short position in the Offered Securities in connection with this offering, I.E., if they sell a greater aggregate principal amount of Offered Securities than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing Offered Securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Offered Securities. In addition, neither we nor any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    We have agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

    Some of the underwriters or their affiliates may engage in various general financing and banking transactions with MMC and its affiliates. In particular, affiliates of certain of the underwriters are dealers under our commercial paper programs and may receive a portion of the amounts repaid under these facilities with the net proceeds of the offering of the Offered Securities. Because more than 10% of the net proceeds of the offering may be paid to certain affiliates of the underwriters, the offering is being made in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

    We estimate that the total expense of the offering, excluding underwriting
discounts and commissions, will be approximately $         .

                                 LEGAL MATTERS

    Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is acting as counsel to MMC. Certain legal matters will be passed upon for the underwriters by Willkie Farr & Gallagher, New York, New York.

PROSPECTUS

                                 $2,700,000,000
                        MARSH & MCLENNAN COMPANIES, INC.
               COMMON STOCK, PREFERRED STOCK AND DEBT SECURITIES

----------------------------------------------------------------------

Marsh & McLennan Companies, Inc. may sell

    - common stock to the public.

    - preferred stock to the public.

    - debt securities to the public.

    MMC URGES YOU TO READ THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE COMMON STOCK, THE PREFERRED STOCK AND THE DEBT SECURITIES, CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

    THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                 The date of this prospectus is March 30, 1999

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of $2,700,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                        MARSH & MCLENNAN COMPANIES, INC.

    MMC, a professional services organization with origins dating from 1871 in the United States, is a holding company which, through its subsidiaries and affiliates, provides clients with analysis, advice and transactional capabilities in the fields of insurance and reinsurance broking, investment management and consulting.
                                USE OF PROCEEDS

    MMC intends to use the proceeds of any securities sold for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for MMC. For the year ended December 31, 1997, income before taxes included special charges totaling $244 million.

    Excluding those charges, the ratio of earnings to fixed charges would have been 5.9.

                                                                    NINE MONTHS ENDED
                    YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
---------------------------------------------------------------  ------------------------
   1997         1996         1995         1994         1993         1998         1997
   -----        -----        -----        -----        -----        -----        -----
       4.7          6.0          5.8          6.3          6.0          7.1          6.2

                            ------------------------

                           DESCRIPTION OF SECURITIES

    This prospectus contains a summary of the common stock, preferred stock and debt securities that MMC may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered.

                          DESCRIPTION OF CAPITAL STOCK

    MMC's authorized capital stock consists of 400,000,000 shares of common stock and 6,000,000 shares of preferred stock. No shares of preferred stock were issued or outstanding as of March 3, 1999.

COMMON STOCK

    VOTING RIGHTS. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by stockholders.

    DIVIDENDS. The holders of common stock, after any preferences of holders of any preferred stock, are entitled to receive dividends as determined by the board of directors.

    LIQUIDATION AND DISSOLUTION. If MMC is liquidated or dissolved, the holders of the common stock will be entitled to share in the assets of MMC available for distribution to stockholders in proportion to the amount of common stock they own. The amount available for common stockholders is calculated after payment of liabilities. Holders of any preferred stock will receive their preferential share of the assets of MMC before the holders of the common stock receive any assets.

    OTHER RIGHTS.  Holders of the common stock have no right to:

    - convert the stock into any other security;

    - have the stock redeemed; or

    - purchase additional stock or to maintain their proportionate ownership interest.

    The common stock does not have cumulative voting rights. Holders of shares of the common stock are not required to make additional capital contributions.

DIRECTORS' LIABILITY

    Our certificate of incorporation provides that a member of the board of directors will not be personally liable to MMC or its stockholders for monetary damages for breaches of their legal duties to MMC or its stockholders as a director, except for liability:

    - for any breach of the director's legal duty to act in the best interests of MMC and its stockholders,

    - for acts or omissions by the director with dishonest intentions or which involve intentional misconduct or an intentional violation of the law,

    - for declaring dividends or authorizing the purchase or redemption of shares in violation of Delaware law, or

    - for transactions where the director derived an improper personal benefit.

    Our certificate of incorporation also allows us to indemnify directors and officers to the fullest extent authorized by Delaware law.

    The above summary of our certificate of incorporation may not contain all of the information that is important to you. Accordingly, you should carefully read our certificate of incorporation, which is incorporated by reference into this prospectus in its entirety.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York is transfer agent and registrar for the common stock.

STOCKHOLDER RIGHTS PLAN

    Under Delaware law, a corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, unless prohibited by its certificate of incorporation. The price and terms of these shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors.

    We have entered into a stockholder rights agreement. As with most stockholder rights agreements, the terms of our rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of our common stock and to exercisability of the rights. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read our rights agreement, which is incorporated by reference into this prospectus in its entirety.

    Our rights agreement provides that each share of our common stock outstanding will have attached to it the right to purchase one two-hundredth of a preferred share of MMC. The purchase price per one two-hundredth of a share of preferred stock is $260, but this amount may be adjusted in some circumstances.

    Initially, the rights are attached to outstanding certificates representing MMC common stock, and no separate certificates representing the rights will be distributed. The rights will separate from the common stock and be represented by separate certificates approximately 10 days after someone acquires or commences a tender offer for 15% or more of the outstanding common stock.

    After the rights separate from the common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent the rights.

    All shares of common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on September 29, 2007, unless earlier redeemed or exchanged by MMC.

    If an acquiror obtains or has the right to obtain 15% or more of MMC common stock, except in connection with an offer which our board of directors has determined to be at a price that is fair and not inadequate and otherwise in the best interests of MMC and its stockholders, then each right will entitle the holder to purchase a number of shares of MMC common stock with a then current market value of $520 for $260, unless this amount is adjusted.

    Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the purchase price if an acquiror obtains 15% or more of MMC common stock, and any of the following occurs:

    - MMC merges into another entity

    - an acquiring entity merges into MMC

    - MMC sells more than 50% of its assets or earning power

    Under our rights agreement, any rights that are or were owned by an acquiror of more than 15% of our respective outstanding common stock will be null and void.

    After an acquiror obtains 15% or more, but less than 50%, of our outstanding common stock, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for common shares or preferred shares. If our board exercises this option, the exchange ratio is one common share or one two-hundredth of a preferred share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

    Our board of directors may, at its option, redeem all of the outstanding rights prior to ten days following the time that an acquiror obtains 15% or more of our outstanding common stock. The redemption price is $.01 per right, but this amount may be adjusted under some circumstances. The right to exercise the rights will terminate when our board of directors orders the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

    Holders of rights will have no rights as stockholders of MMC, including the right to vote or receive dividends, simply by virtue of holding the rights.

    The rights agreement may be amended by the board of directors without the approval of the holders of the rights prior to the date the rights separate from the common stock. However, after that date, the rights agreement may not be amended in any manner which would adversely affect the interests of the holders of the rights, excluding the interests of any acquiror. In addition, no amendment may be made at a time when the rights are not redeemable.

    The rights may have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire MMC. The rights, however, should not affect any potential acquiror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of MMC and its stockholders. The rights should not interfere with any merger or other business combination approved by our board since our board may, at its option, at any time until ten days following the date a stockholder acquires 15% or more of our common stock redeem all the rights. In addition, the rights should not interfere with a proxy contest.

PROVISIONS OF MMC'S RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS AND DELAWARE LAW THAT MAY HAVE ANTI-TAKEOVER EFFECTS

    CLASSIFIED BOARD OF DIRECTORS. Our restated certificate of incorporation divides the board of directors into three classes. Each class is to consist as nearly as possible of one-third of the directors. Each director serves for a term of three years and until his or her successor is elected and qualified. The number of directors of MMC will be fixed from time to time by the board of directors.

    REMOVAL OF DIRECTORS BY STOCKHOLDERS. Delaware law provides that members of a classified board of directors may only be removed for cause by a vote of the holders of a majority of the outstanding shares entitled to vote on the election of the directors.

    STOCKHOLDER NOMINATION OF DIRECTORS. MMC's restated by-laws provide that a stockholder must notify MMC in writing of any stockholder nomination of a director at least sixty, but not more than ninety, days prior to the date of the meeting for the election of directors. Except that if the date for the meeting is not the date stated in the by-laws and MMC gives less than seventy five days notice or prior public disclosure of the date for the meeting, then notice by a stockholder is timely if received by MMC no more than fifteen days after the date of public disclosure.

    NO ACTION BY WRITTEN CONSENT. Our certificate of incorporation provides that stockholders of MMC may not act by written consent and may only act at duly called meetings of stockholders.

    10% STOCKHOLDER PROVISION. Article eighth of our certificate of incorporation changes the voting requirements for stockholders to approve some transactions involving a 10% stockholder. Business combinations are an example of the type of transaction addressed. These transactions must be approved by the holders of a majority of MMC's outstanding voting power, voting together as a single class. Any voting stock owned by a 10% stockholder is not counted in the vote. These transactions, however, can also be approved by a majority of unbiased directors. In that case the voting requirements of Delaware law, the certificate of incorporation and MMC's by-laws that otherwise apply would govern the vote. Article eighth does not affect the voting requirements of holders of preferred stock, if any, which arise under Delaware law and the certificate of incorporation.

    Transactions covered by article eighth include:

    - mergers of MMC or any of its subsidiaries with a 10% stockholder,

    - sales of all or any substantial part of the assets of MMC and its subsidiaries to a 10% stockholder,

    - the issuance or delivery of any securities of MMC or any of its subsidiaries to a 10% stockholder,

    - any loan, advance or guarantee, pledge or other financial assistance provided by MMC or any of its subsidiaries to a 10% stockholder,

    - any voluntary dissolution or liquidation of MMC or amendment to MMC's by-laws,

    - a reclassification of securities or recapitalization of MMC or other transaction, if as a result the 10% stockholder increases its proportionate share of any class of MMC's capital stock, or

    - any agreement or other arrangement to do any of the foregoing.

    A 10% stockholder is described in article eighth as an "Interested Stockholder."

    A 10% stockholder is generally considered to be any other corporation, person or entity which:

    - beneficially owns or controls, directly or indirectly, 10% or more of the voting stock of MMC or has announced a plan or intention to acquire such securities, and any affiliate or associate or

    - is an affiliate or associate of MMC and at any time within two years prior to the date in question was the beneficial owner of 10% or more of the voting stock of MMC.

    The following are not considered to be 10% stockholders:

    - MMC and any of its subsidiaries and

    - any profit-sharing, employee stock ownership or other employee benefit plan of MMC or any subsidiary, or trustees or fiduciaries for these plans.

    An unbiased director is described in article eighth as a "Disinterested Director."

    An unbiased director is generally considered to be a director who:

    - is not related to a 10% stockholder, and

    - was a member of the board of directors prior to the time that the 10% stockholder involved in the transaction being considered became a 10% stockholder, and

    - any successor to an unbiased director, while the successor is a member of the board of directors, who is not related to a 10% stockholder and who was nominated by a majority of the unbiased directors.

    A director is considered related to a 10% stockholder if he is an affiliate, associate, representative, agent or employee of the 10% stockholder.

    Article eighth may not be changed or repealed without the affirmative vote of the holders of a majority of MMC's outstanding voting power, voting together as a single class. Any voting stock owned by a 10% stockholder will not be counted in the vote. If a majority of unbiased directors recommends a change in article eighth, the standard voting requirements of Delaware law, the certificate of incorporation and MMC's by-laws that otherwise apply will govern the vote.

    DELAWARE BUSINESS COMBINATION STATUTE. Section 203 of the Delaware General Corporation Law is applicable to MMC. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation's outstanding voting stock. Section 203 refers to a 15% stockholder as an "interested stockholder." Section 203 restricts these transactions for a period of three years from the date the stockholder acquired 15% or more of MMC's outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

    - a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the 15% stockholder, or

    - any other transaction that would increase the 15% stockholder's proportionate ownership of any class or series of MMC's capital stock.

    The shares held by the 15% stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

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
    The prohibition against these transactions does not apply if:

    - prior to the time that any stockholder became a 15% stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of MMC's outstanding voting stock, or

    - the 15% stockholder owns at least 85% of the outstanding voting stock of the corporation as a result of the transaction in which such stockholder acquired 15% or more of MMC's outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

    The terms of our certificate of incorporation and by-laws are complex and not easily summarized. The above summary may not contain all of the information that is important to you. Accordingly, you should carefully read our certificate of incorporation and by-laws, which are incorporated by reference into this prospectus in their entirety.

PREFERRED STOCK

    GENERAL. MMC is authorized to issue 6,000,000 shares of preferred stock. No shares of preferred stock are currently issued or outstanding. The board of directors of MMC may, without stockholder approval, issue shares of preferred stock. The board can issue more than one series of preferred stock. The board has the right to fix the number of shares, dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to the preferred stock it decides to issue.

    VOTING RIGHTS. The DGCL provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of such preferred stock.

    CONVERSION OR EXCHANGE. The prospectus supplement will describe the terms, if any, on which the preferred stock may be convertible into or exchangeable for common stock, debt securities or other preferred stock of MMC. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of MMC. These provisions may allow or require the number of shares of common stock or other securities of MMC to be received by the holders of preferred stock to be adjusted.

    STOCKHOLDER RIGHTS PLAN. In connection with MMC's stockholder rights plan described above, the board of directors has authorized the issuance of up to 2,000,000 shares of series A junior participating preferred stock.

                         DESCRIPTION OF DEBT SECURITIES

    The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and State Street Bank and Trust as trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together the senior indentures and the subordinated indentures are called indentures.

    We have summarized all material provisions of the indentures below. The forms of the indentures have been filed as exhibits to the registration statement and you should read the indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the indentures so that you can easily locate these provisions.

GENERAL

    The debt securities will be our direct unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.

    Because we are a holding company that conducts all of our operations through our subsidiaries, holders of the debt securities will have a junior position to claims of creditors of our

                                       7
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subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. All of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of December 31, 1998, our subsidiaries had approximately $900 million of outstanding debt.

    A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. The terms will be established in an officer's certificate or a supplemental indenture. The officers' certificate or supplemental indenture will be signed at the time of issuance and will contain important information. The officers' certificate or supplemental indenture will be filed as an exhibit to a Current Report on Form 8-K of MMC. The Current Report on Form 8-K will be publicly available. The officers' certificate or supplemental indenture will include some or all of the following for a particular series of debt securities:

    - the title of the securities;

    - any limit on the amount that may be issued;

    - whether or not the debt securities will be issued in global form and who the depository will be;

    - the maturity date(s);

    - the interest rate or the method of computing the interest rate;

    - the date or dates from which interest will accrue, or how such date or dates will be determined, and the interest payment date or dates and any related record dates;

    - the place(s) where payments will be made;

    - MMC's right, if any, to defer payment of interest and the maximum length of any deferral period;

    - the terms and conditions on which the debt securities may be redeemed at the option of MMC;

    - the date(s), if any, on which, and the price(s) at which MMC is obligated to redeem, or at the holder's option to purchase, such series of debt securities and other related terms and provisions;

    - any provisions granting special rights to holders when a specified event occurs;

    - any changes to or additional events of default or covenants;

    - any special tax implications of the debt securities;

    - the denominations in which the debt securities will be issued, if other than denominations of $1,000 and whole multiples of $1,000;

    - the subordination terms of any subordinated debt securities; and

    - any other terms that are not inconsistent with the indenture.

CONVERSION OR EXCHANGE RIGHTS

    The prospectus supplement will describe the terms, if any, on which a series of debt securities may be convertible into or exchangeable for common stock, preferred stock or other debt securities of MMC. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of MMC. These provisions may allow or require the number of shares of common stock or other securities of MMC to be received by the holders of such series of debt securities to be adjusted. (section 2.01)

COVENANTS

    Under the indentures, MMC will:

    - pay the principal, interest and any premium on the debt securities when due (section 4.01); and

    - maintain a place of payment (section 4.02).

CONSOLIDATION, MERGER OR SALE

    The indentures do not contain any covenant which restricts the ability of MMC to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of its assets. However, any successor or acquiror of such assets must assume all of the obligations of MMC under the indentures and the debt securities. (sections 10.01 and 10.02)

EVENTS OF DEFAULT UNDER THE INDENTURE

    The following are events of default under the indentures with respect to any series of debt securities issued:

    - we fail to pay interest when due and continuing for 90 days and the time for payment has not been properly extended or deferred;

    - we fail to pay the principal or any premium when due;

    - we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and such failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series; and

    - events of bankruptcy or insolvency, whether voluntary or not.

    If an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare each debt security of that series due and payable immediately. (section 6.01)

    The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding payment of principal, any premium or interest. A waiver will eliminate the default. (section 6.06)

    Unless otherwise specified in the indentures, if an event of default under an indenture occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture, unless the holders of the debt securities have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

    - it is not in conflict with any law or the applicable indenture;

    - the trustee may take any other action deemed proper by it which is not inconsistent with directions from the holders; and

    - unless otherwise provided under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding. (sections 6.04 and 6.06)

    A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

    - the holder has given written notice to the trustee of a continuing event of default;

    - the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request;

    - such holders have offered reasonable indemnity to the trustee to institute proceedings as trustee; and

    - the trustee does not institute a proceeding, and does not receive conflicting directions within 60 days.

    These limitations do not apply to a suit brought by a holder of debt securities if MMC

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defaults in the payment of the principal, any premium or interest (section 6.04)

    MMC will periodically file statements with the trustee regarding its compliance with the covenants in the indentures. (section 5.03)

MODIFICATION OF INDENTURE; WAIVER

    MMC and the trustee may change an indenture without the consent of any holders to:

    - fix any ambiguity, defect or inconsistency in the indenture; and

    - change anything that does not materially adversely affect the interests of any holder of debt securities of any series. (section 9.01)

    In addition, the rights of holders of a series of debt securities may be changed by MMC and the trustee with the written consent of the holders of a majority of the principal amount of the outstanding debt securities of each series that is affected. However, the following changes may only be made with the consent of each affected holder:

    - extending the fixed maturity;

    - reducing the principal amount or any premium;

    - reducing the rate of or extending the time of payment of interest;

    - reducing any premium payable upon redemption; or

    - reducing the percentage of debt securities referred to above, the holders of which are required to consent to any amendment. (section 9.02)

FORM, EXCHANGE, AND TRANSFER

    The debt securities of each series will be issued only in fully registered form without coupons in denominations of $1,000 and whole multiples of $1,000. The indentures provide that debt securities of a series may be issued in temporary or permanent global form and may be issued as book-entry securities that will be deposited with The Depository Trust Company or another depository named by MMC and identified in a prospectus supplement with respect to such series. (sections 2.03, 2.06 and 2.11)

    A holder of debt securities of any series can exchange such debt securities for other debt securities of the same series, in any authorized denomination and with the same terms and aggregate principal amount.

    A holder may present debt securities for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent designated by MMC for such purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but MMC may require payment of any taxes or other governmental charges. The prospectus supplement will name the security registrar and any transfer agent initially designated for any debt securities. MMC may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that MMC will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

    If the debt securities of any series are to be redeemed, MMC will not be required to:

    - issue, register the transfer of, or exchange any debt securities of that series during a period beginning 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of mailing; or

    - register the transfer of or exchange any debt securities so selected for redemption, except the unredeemed portion of any such debt securities being redeemed in part. (section 2.05)

INFORMATION CONCERNING THE TRUSTEE

    The trustee, except when there is an event of default, will perform only those duties as are specifically stated in the indentures. The trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Except as provided in the

                                       10
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preceding sentence, the trustee is not required to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity. (section 7.01)

PAYMENT AND PAYING AGENTS

    We will pay interest on any debt securities to the person in whose name the debt securities are registered on the regular record date for interest. (sections 2.03 and 3.03)

    We will pay principal, any premium and interest on the debt securities of a particular series at the office of the paying agents designated by MMC, except that we may pay interest by check mailed to the holder. We will designate the corporate trust office of the trustee in the City of New York as our sole paying agent for payments. The prospectus supplement will name any other paying agents initially designated for the debt security of a particular series. We will be required to maintain a paying agent in each place of payment for the debt securities. (sections 4.01, 4.02 and 4.03)

    All moneys we pay to a paying agent or the trustee for the payment of principal, any premium or interest which remains unclaimed at the end of two years will be repaid to us, and the holder of the security may then look only to us for payment.

GOVERNING LAW

    The indentures and the debt securities will be governed by and interpreted in accordance with the laws of the State of New York except to the extent that the Trust Indenture Act otherwise applies. (section 13.05)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

    The subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to other indebtedness on the terms described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated debt securities which MMC may issue, nor does it limit MMC from issuing any other secured or unsecured debt. (section 14.01)

    A prospectus supplement relating to a series of subordinated debt securities will disclose the amount of debt of MMC that will be senior to the subordinated debt securities.

                      WHERE YOU CAN FIND MORE INFORMATION

    MMC files reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC, including MMC. MMC's common stock is listed and traded on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Exchange and the London Stock Exchange. These reports, proxy statements and other information can also be read at the offices of the NYSE, 20 Broad Street, New York, New York 10005, the offices of the CSE, 440 South LaSalle Street, Chicago, Illinois 60605 and at the offices of the PE, 115 Sansome Street, 2nd Floor, San Francisco, California 94104.

    This prospectus is part of a registration statement filed with the SEC by MMC. The full registration statement can be obtained from the SEC as indicated above, or from MMC.

    The SEC allows MMC to "incorporate by reference" the information it files with the SEC. This permits MMC to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. MMC

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
incorporates by reference the following documents which have been filed with the
SEC:

    - Annual Report on Form 10-K/A for the year ended December 31, 1997;

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

    - Current Reports on Form 8-K filed August 25, 1998, November 12, 1998 and December 23, 1998, as amended by the Current Report on Form 8-K/A filed February 3, 1999;

    - Proxy Statement on Schedule 14A filed with the SEC on March 31, 1998;

    - Registration Statement on Form 8-B dated May 22, 1969, as amended by the Amendment on Form 8 dated February 3, 1987; and

    - Registration Statement on Form 8-A dated October 10, 1997.

    MMC incorporates by reference the documents listed above and any future filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until MMC files a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

    MMC will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus, other than exhibits which are specifically incorporated by reference into those documents. Requests should be directed to Investor Relations, Marsh & McLennan Companies, Inc., 1166 Avenue of the Americas, New York, New York 10036-2774 (telephone number (212) 345-5000).

                              PLAN OF DISTRIBUTION

    MMC may sell the common stock, preferred stock or any series of debt securities in one or more of the following ways from time to time:

    - to underwriters for resale to the public or to institutional investors;

    - directly to institutional investors; or

    - through agents to the public or to institutional investors.

    The prospectus supplements will state the terms of the offering of the securities, including:

    - the name or names of any underwriters or agents,

    - the purchase price of such securities and the proceeds to be received by MMC,

    - any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation,

    - any initial public offering price,

    - any discounts or concessions allowed or reallowed or paid to dealers and

    - any securities exchanges on which the securities may be listed.

    If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

    - negotiated transactions,

    - at a fixed public offering price or prices, which may be changed,

    - at market prices prevailing at the time of sale,

    - at prices related to prevailing market prices or

    - at negotiated prices.

    Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

    Underwriters and agents may be entitled under agreements entered into with MMC to indemnification by MMC against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for MMC and its affiliates in the ordinary course of business.

    Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Exchange and the London Stock Exchange. Any common stock sold will be listed on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Exchange and the London Stock Exchange, upon official notice of issuance. Any underwriters to whom securities are sold by MMC for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

                                 LEGAL OPINIONS

    MMC has been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements and supplemental notes of MMC and its subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997, included and incorporated by reference in MMC's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated by reference into this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The consolidated financial statements of Sedgwick Group plc as of December 31, 1997, incorporated by reference into this Prospectus, have been audited by PricewaterhouseCoopers, Chartered Accountants.

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